P.E.
12/31/06

0-13649



BERKSHIRE BANCORP INC.

Annual Report & Form 10-K

2006

BERKSHIRE BANCORP INC.

Financial Highlights
(dollars in thousands, except per share amounts)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Net interest income	$ 19,035	$ 22,657	$ 24,092
Investment securities gains	2,336	4	793
Other income	1,357	1,202	1,026
Non-interest expense	13,582	13,139	12,095
Income taxes	3,856	5,003	6,134
Net income	4,880	5,541	7,502
Net income per diluted share	.70	.80	1.10
Cash dividends per common share	.16	.15	.11
Total assets	$ 948,656	$ 977,452	$ 972,649
Loans, net	367,152	305,964	284,052
Investment securities	515,231	599,972	631,592
Goodwill	18,549	18,549	18,549
Deposits	681,489	680,260	619,888
Stockholders' equity	115,777	108,710	107,619
Financial Ratios			
Return on average assets	0.5%	0.6%	0.8%
Return on average equity	4.3%	5.1%	7.2%
Net interest margin	2.2%	2.4%	2.6%
Average equity/average assets	12.1%	11.1%	11.0%

BERKSHIRE BANCORP INC.

Dear Shareholders:

On behalf of the directors, officers and employees of Berkshire Bancorp Inc., I am pleased to present our eighth annual report as a bank holding company. We became a bank holding company upon the acquisition of The Berkshire Bank in 1999. In 2001 we more than doubled the size of our bank with the acquisition of GSB Financial Corporation, the parent company of Goshen Savings Bank which has been serving their community for more than 125 years. The head office and main branch of The Berkshire Bank is located at East 39th Street and Fifth Avenue in Manhattan. Ten other branches operating in Manhattan, Brooklyn, Goshen, Harriman and Bloomingburg, New York and our newest branch in Ridgefield, New Jersey, have enabled us to provide the convenience and service our customers deserve. Later this year we expect to open a branch on Manhattan's upper west side.

During 2006, our total assets declined by 3% to $948.6 million, net loans increased by 20% to $367.2 million, and we earned $4.9 million, a 4.5% return on 2005's ending equity. Earnings per diluted share amounted to $.70 and stockholders' equity increased by $7.1 million to $115.8 million, or $16.83 per share outstanding at December 31, 2006. The Company and its subsidiary bank are considered "well capitalized" by the bank regulators.

Every year presents a new set of challenges and a new set of choices. Each year there are new decisions to make about running our business efficiently and profitably in an ever changing environment. Long-term and short-term business strategies are addressed by the board of directors and management to insure the safety and soundness of the Bank which, I am pleased to report, has never been stronger.

This past year we've seen short-term interest rates inch higher and long-term rates remain low...a good thing for depositors and a challenge for bankers. At The Berkshire Bank, we have a strong team of banking professionals, talented and hardworking people, who met the challenges and made the decisions in 2006 which enabled us to achieve the financial goals and, equally important for the growth of our business, the service goals we set for the Company.

The mission remains unchanged. "We will continue to focus on our long-term strategy of building shareholder value. We are mindful of but not income statement driven and we do not run your company with an undue emphasis on either quarterly or annual earnings."

The following chart chronicles the results since this management team began in 1990. Some years are better than others, but we hope you are pleased with the overall results. We are.

(In thousands, except per share amounts)

	Book Value Per Share (a)	Market Price Per Share (a)	Equity	Net Income (Loss)
October Year End				
1990	$ 4.67	$ 1.75	$ 27,850	$ 5,612
1991	4.54	2.25	29,869	2,938
1992	1.71	2.08	11,204	(20,170)
1993	0.93	2.67	5,579	(4,623)
1994	3.07	3.33	19,419	7,248
1995	2.56	2.83	16,290	1,173
1996	5.09	3.83	33,177	(2,249)
1997	9.68	8.33	61,729	16,710
1998	10.26	10.67	65,466	37,627
1999	11.49	11.33	73,306	6,540
December Year End				
1999	12.23	11.67	78,070	2,282[1]
2000	13.48	9.75	79,107	12,066
2001	13.44	9.42	95,992	3,299
2002	14.67	11.44	98,525	5,597
2003	15.63	16.67	103,490	7,415
2004	15.95	20.50	107,619	7,502
2005	15.78	17.05	108,710	5,541
2006	16.83	16.54	115,777	4,880

[1] Two months

(a) The years 1990 through 2003 have been restated to reflect the one-for-ten reverse stock split and thirty-for-one forward stock split which occurred on May 18, 2004.

Thanks to our shareholders and to our customers. We appreciate your continued support.

Sincerely,



Steven Rosenberg
President and Chief Executive Officer

April 10, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2006**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________



SEC MAIL
RECEIVED
PROCESSING
APR 20 2007
WASH. D.C.
186
SECTION

Commission File Number **0-13649**

Berkshire Bancorp Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-2563513** (I.R.S. employer identification number)
160 Broadway, New York, New York (Address of principal executive offices)	**10038** (Zip Code)

Registrant's telephone number, including area code: **(212) 791-5362**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Traded
Common Stock, par value $.10 per share	**The NASDAQ Stock Market LLC (The NASDAQ Global Market)**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (See definition of "accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.)
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act. Yes [ ] No [X]

Aggregate market value of voting and non-voting common stock held by non-affiliates of the Registrant as of June 30, 2006: $61,475,934.

Number of shares of Common Stock outstanding as of March 23, 2007: 6,902,706.

DOCUMENTS INCORPORATED BY REFERENCE: None

Forward-Looking Statements. *Statements in this Annual Report on Form 10-K that are not based on historical fact may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe", "may", "will", "expect", "estimate", "anticipate", "continue" or similar terms identify forward-looking statements. A wide variety of factors could cause the Company's actual results and experiences to differ materially from the results expressed or implied by the Company's forward-looking statements. Some of the risks and uncertainties that may affect operations, performance, results of the Company's business, the interest rate sensitivity of its assets and liabilities, and the adequacy of its loan loss allowance, include, but are not limited to: (i) deterioration in local, regional, national or global economic conditions which could result, among other things, in an increase in loan delinquencies, a decrease in property values, or a change in the housing turnover rate; (ii) changes in market interest rates or changes in the speed at which market interest rates change; (iii) changes in laws and regulations affecting the financial services industry; (iv) changes in competition; (v) changes in consumer preferences; (vi) changes in banking technology; (vii) ability to maintain key members of management; (viii) possible disruptions in the Company's operations at its banking facilities; (ix) cost of compliance with new corporate governance requirements; and other factors referred to in the sections of this Annual Report entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Certain information customarily disclosed by financial institutions, such as estimates of interest rate sensitivity and the adequacy of the loan loss allowance, are inherently forward-looking statements because, by their nature, they represent attempts to estimate what will occur in the future.

The Company cautions readers not to place undue reliance upon any forward-looking statement contained in this Annual Report. Forward-looking statements speak only as of the date they were made and the Company assumes no obligation to update or revise any such statements upon any change in applicable circumstances.

PART I

ITEM 1. Business

General. Berkshire Bancorp Inc., a Delaware corporation , is a bank holding company registered under the Bank Holding Company Act of 1956. As used in this Annual Report on Form 10-K, the term "Berkshire", the "Company" or "we" and similar pronouns shall mean Berkshire Bancorp Inc. and its consolidated subsidiaries unless the context otherwise requires. Berkshire's principal activity is the ownership and management of its wholly-owned banking subsidiary, The Berkshire Bank (the "Bank"), a New York State chartered commercial bank.

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy our reports or other filings made with the SEC at the SEC's Public Reference Room, located at 450 Fifth Street, N.W., Washington, DC 20549. You can also access information that we file electronically on the SEC's website at WWW.SEC.GOV.

We do not presently have a website. However, as soon as practicable after filing with or furnishing to the SEC, we will provide at no cost, paper or electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports. Requests should be directed to:

Berkshire Bancorp Inc.
Investor Relations
160 Broadway
New York, NY 10038

Stock Split and Stock Dividend. At the Annual Meeting of Stockholders held on May 18, 2004, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation effecting a one-for-ten reverse stock split of the Company's issued and outstanding Common Stock (the "Reverse Split"). Following the effectiveness of the Reverse Split, the Company's Board of Directors declared a thirty-for-one forward stock split in the form of a stock dividend in Common Stock which became effective immediately. The Company paid approximately $463,000 to purchase fractional shares from stockholders as part of the Reverse Split. The Company's Common Stock began trading on May 19, 2004 giving effect to these transactions.

Trust Preferred Securities. As of May 18 2004, the Company established Berkshire Capital Trust I, a Delaware statutory trust, ("BCTI"). The Company owns all the common capital securities of BCTI. BCTI issued $15.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of BCTI's common capital securities, in the Company through the purchase of $15.464 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of BCTI, mature on July 23, 2034 and bear interest at a floating rate, three month LIBOR plus 2.70%.

On April 1, 2005, the Company established Berkshire Capital Trust II, a Delaware statutory trust, ("BCTII"). The Company owns all the common capital securities of BCTII. BCTII issued $7.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of BCTII's common capital securities, in the Company through the purchase of $7.217 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "2005 Debentures") issued by the Company. The 2005 Debentures, the sole assets of BCTII, mature on May 23, 2035 and bear interest at a floating rate, three month LIBOR plus 1.95%. See Note A of Notes to Consolidated Financial Statements for further discussion of Trust Preferred Securities.

Business of the Bank - General. The Bank's principal business consists of gathering deposits from the general public and investing those deposits primarily in loans, debt obligations issued by the U.S. Government and its agencies, debt obligations of business corporations, and mortgage-backed securities. The Bank currently operates from six deposit-taking offices in New York City, four deposit-taking offices in Orange and Sullivan Counties, New York and one deposit-taking office in Ridgefield, NJ.

Branch Locations of The Berkshire Bank
December 31, 2006

4 East 39th Street New York, NY	2 South Church Street Goshen, NY
5 Broadway New York, NY	214 Harriman Drive Goshen, NY
5010 13th Avenue Brooklyn, NY	80 Route 17M Harriman, NY
1421 Kings Highway Brooklyn, NY	60 Main Street Bloomingburg, NY
4917 16th Avenue Brooklyn, NY	1119 Avenue J Brooklyn, NY
600 Broad Avenue Ridgefield, NJ	

In September 2005, the Bank entered into a Branch Purchase and Deposit Assumption Agreement (the "Agreement") with the Oritani Savings Bank ("Oritani"), a New Jersey Chartered Savings Bank. Pursuant to the Agreement which closed in May 2006, the Bank (i) assumed certain commercial checking account deposit liabilities, (ii) purchased certain fixed assets and the real property of this Oritani bank branch located in Ridgefield, New Jersey for a cash purchase price of $850,000 and (iii) opened a branch of The Berkshire Bank at the Ridgefield, New Jersey location.

In August 2005, the Bank formed Berkshire 1031 Exchange, LLC ("Berkshire 1031"), a wholly owned limited liability company. Berkshire 1031 will act as a qualified intermediary in connection with tax free exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended. A qualified intermediary is an individual or business entity that assists owners of property who wish to exchange their property for property of a "like-kind" in a transaction that is tax free in whole or part for federal (and in some cases state) income tax purposes. In accordance with detailed procedures set forth in federal income tax regulations, Berkshire 1031 will assist the owner in the sale of the owner's property and the purchase of replacement property so that the transaction qualifies as a non-taxable exchange of property.

Principal Loan Types. The Bank's principal loan types are residential and commercial mortgage loans and commercial non-mortgage loans, both unsecured and secured by personal property. The Bank's revenues come principally from interest on loans and investment securities. The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans and investment securities.

Operating Plan. The Bank's operating plan concentrates on obtaining deposits from a variety of businesses, professionals and retail customers and investing those funds in conservatively underwritten loans. Due to the Bank's underwriting criteria, its deposits have significantly exceeded the level of satisfactory loans available for investment in recent years. Hence, the Bank has, in recent years, invested a portion of its available funds in investment and mortgage-backed securities.

Market Area. The Bank draws its customers principally from the New York City metropolitan area and the Villages of Goshen and Harriman, New York and their surrounding communities, representing most of Orange County, NY. The Bank also has a branch in Bloomingburg, New York, just over the border between Orange and Sullivan Counties. Predominantly rural with numerous small towns, many residents of Orange and Sullivan Counties work in New York City. Consequently, the health of the economy in the New York City metropolitan area has, and will continue to have a direct effect on the economic well being of residents and businesses in these counties. With the completion of the transaction with Oritani in May 2006, the Bank's market area expanded into northern New Jersey. From time to time, the Bank may make loans or accept deposits from outside these areas, but such transactions generally represent outgrowths of existing local customer relationships.

Competition. The Bank's principal competitors for deposits are other commercial banks, savings banks, savings and loan associations and credit unions in the Bank's market areas, as well as money market mutual funds, insurance companies, securities brokerage firms and other financial institutions, many of which are substantially larger in size than the Company. The Bank's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, mortgage bankers, finance companies and other institutional lenders. Many of the institutions which compete with the Bank have much greater financial and marketing resources than the Bank. The Bank's principal methods of competition include loan and deposit pricing, maintaining close ties with its local communities, the quality of the personal service it provides, the types of business services it provides, and other marketing programs.

Operations of the Bank. Reference is made to the information set forth in Item 7 herein ("Management's Discussion and Analysis of Financial Condition and Results of Operations") for information as to various aspects of the Bank's operations, activities and conditions.

Subsidiary Activities. The Bank is permitted under New York State law and federal law to own subsidiaries for certain limited purposes, generally to engage in activities which are permissible for a subsidiary of a national bank. The Bank has two subsidiaries, Berkshire Agency, Inc., a company engaged in the title insurance agency business, and Berkshire 1031, a company that acts as a qualified intermediary in connection with tax free exchanges under Section 1031 of the Internal Revenue Service Code.

Regulation. Berkshire is a bank holding company under federal law and registered as such with the Federal Reserve. The Bank is a commercial bank chartered under the laws of New York State. It is subject to regulation at the state level by the New York Superintendent of Banks and the New York Banking Board, while at the federal level its primary regulator is the Federal Deposit Insurance Corporation (the "FDIC").

Both Berkshire and the Bank are subject to extensive state and federal regulation of their activities. The following discussion summarizes certain banking laws and regulations that affect Berkshire and the Bank. Proposals to change these laws and regulations are frequently proposed in Congress, in the New York State legislature, and before state and federal bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on the Company are impossible to determine with any certainty. A change in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on the business, operations and earnings of the Company, the nature and effect of which cannot be predicted.

Bank Holding Company Regulation. The Federal Reserve is authorized to make regular examinations of the Company and its nonbank subsidiaries. Under federal law and Federal Reserve regulations, the activities in which the Company and its nonbank subsidiaries may engage are limited. The Company may not acquire direct or indirect ownership or control of more than 5% of the voting shares of any company, including a bank, without the prior approval of the Federal Reserve, except as specifically authorized under federal law and Federal Reserve regulations. The Company, subject to the approval of the Federal Reserve, may acquire more than 5% of the voting shares of non-banking corporations if those corporations engage in activities which the Federal Reserve deems to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. These limitations also apply to activities in which the Company engages directly rather than through a subsidiary.

The Federal Reserve has enforcement powers over the Company and its non-bank subsidiaries. This allows the Federal Reserve, among other things, to stop activities that represent unsafe or unsound practices or constitute violations of law, rules, regulations, administrative orders or written agreements with a federal bank regulator. These powers may be exercised through the issuance of cease-and-desist orders, the imposition of civil money penalties or other actions.

Federal Reserve Capital Requirements. The Federal Reserve requires that the Company, as a bank holding company, must maintain certain minimum ratios of capital to assets. The Federal Reserve's regulations divide capital into two categories. Primary capital includes common equity, surplus, undivided profits, perpetual preferred stock, mandatory convertible instruments, the allowance for loan and lease losses, contingency and other capital reserves, and minority interests in equity accounts of consolidated subsidiaries. Secondary capital includes limited-life preferred stock, subordinated notes and debentures and certain unsecured long term debt.

The Federal Reserve requires that bank holding companies maintain a minimum ratio of primary capital to total assets of 5.5% and a minimum level of total capital (primary plus secondary capital) equal to 6% of total assets. In calculating capital ratios, the allowance for loan losses, which is a component of primary capital, is added back in determining total assets. Certain capital components, such as debt and perpetual preferred stock, are includable as capital only if they satisfy certain definitional tests.

The Company must also meet a risk-based capital standard. Capital, for the risk-based capital requirement, is divided into Tier I capital and Supplementary capital, determined as discussed below in connection with the FDIC capital requirements imposed on the Bank. The Federal Reserve requires that the Bank maintain a ratio of total capital (defined as Tier I plus Supplementary capital) to risk-weighted assets of at least 8%, of which at least 4% must be Tier I capital. Risk weighted assets are also determined in a manner comparable to the determination of risk-weighted assets under FDIC regulations as discussed below.

At December 31, 2006 and 2005, the Company met the definition of a "well capitalized" bank holding company.

Inter-state Banking. Bank holding companies may generally acquire banks in any state. Federal law also permits a bank to merge with an out-of-state bank and convert any offices into branches of the resulting bank if both states have not opted out of interstate branching; permits a bank to acquire branches from an out-of-state bank if the law of the state where the branches are located permits the interstate branch acquisition; and permits banks to establish and operate new interstate branches whenever the host state opts-in to that authority. Bank holding companies and banks that want to engage in such activities must be adequately capitalized and managed.

The New York Banking Law generally authorizes interstate branching in New York as a result of a merger, purchase of assets or similar transaction. An out of state bank may not first enter New York by opening a new branch in New York, but once a branch is acquired as described in the preceding sentence, additional new branches may be opened state wide.

Regulation of the Bank. In general, the powers of the Bank are limited to the express powers described in the New York Banking Law and powers incidental to the exercise of those express powers. The Bank is generally authorized to accept deposits and make loans on terms and conditions determined to be acceptable to the Bank. Loans may be unsecured, secured by real estate, or secured by personal property. The Bank may also invest assets in bonds, notes or other debt securities which are not in default and certain limited classes of equity securities including certain publicly traded equity securities in an amount aggregating not more than 2% of assets or 20% of capital. The Bank may also engage in a variety of other traditional activities for commercial banks, such as the issuance of letters of credit.

The exercise of these state-authorized powers is limited by FDIC regulations and other federal laws and regulations. In particular, FDIC regulations limit the investment activities of state-chartered, FDIC-insured banks such as the Bank.

Under FDIC regulations, the Bank generally may not directly or indirectly acquire or retain any equity investment that is not permissible for a national bank. In addition, the Bank may not directly or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the applicable FDIC insurance fund and the Bank is in compliance with applicable regulatory capital requirements. FDIC regulations permit real estate investments under certain circumstances. The Bank does not engage in real estate investing activity.

Loans to One Borrower. With certain exceptions, the Bank may not make loans or other extensions of credit to a single borrower, or certain related groups of borrowers, in an aggregate amount in excess of 15% of the Bank's net worth, plus an additional 10% of the Bank's net worth if such amount is secured by certain types of readily marketable collateral. In addition, the Bank is not permitted to make a mortgage loan in excess of 15% of capital stock, surplus fund and undivided profits.

FDIC Capital Requirements. The FDIC requires that the Bank maintain certain minimum ratios of capital to assets. The FDIC's regulations divide capital into two tiers. The first tier ("Tier I") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, minus goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan, subject to certain limitations, less required deductions.

The FDIC requires that the highest rated banks maintain a Tier I leverage ratio (Tier I capital to adjusted total assets) of at least 3.0%. All other banks subject to FDIC capital requirements must maintain a Tier I leverage ratio of 4.0% to 5.0% or more. As of December 31, 2006 and 2005, the Bank's Tier I leverage capital ratio was 10.9% and 10.1%, respectively.

The Bank must also meet a risk-based capital standard. The risk-based standard requires the Bank to maintain total capital (defined as Tier I and Supplementary capital) to risk-weighted assets of at least 8%, of which at least 4% must be Tier I capital. In determining the amount of risk-weighted assets, all assets, plus certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset. As of December 31, 2006 and 2005, the Bank maintained a 18.6% and 22.2% Tier I risk-based capital ratio and a 19.3% and 23.0% total risk-based capital ratio, respectively.

In addition to the foregoing regulatory capital requirements, the FDIC Improvements Act of 1991 created a "prompt corrective action" framework, under which decreases in a depository institution's capital category trigger various supervisory actions. Pursuant to implementing regulations adopted by the FDIC, for purposes of the prompt corrective action provisions, a state-chartered, nonmember bank, such as the Bank, is deemed to be well capitalized if it has: a total risk-based capital ratio of 10% or greater; a Tier I risk-based capital ratio of 6% or greater; and a leverage ratio of 5% or greater. As of December 31, 2006 and 2005, the Bank met the definition of a "well capitalized" financial institution.

Community Reinvestment Act. The Bank must, under federal law, meet the credit needs of its community, including low and moderate income segments of its community. The FDIC is required, in connection with its examination of the Bank, to assess whether the Bank has satisfied this requirement. Failure to satisfy this requirement could adversely affect certain applications which the Bank may make, such as branch applications, merger applications, and applications for permission to purchase branches. In the case of Berkshire, the Federal Reserve will assess the record of each subsidiary bank in considering certain applications by Berkshire. The New York Banking Law contains similar provisions applicable to the Bank. As of the most recent Community Reinvestment Act examinations by the FDIC and the New York State Banking Department, the Bank received "satisfactory" ratings.

Dividends From the Bank to the Company. One source of funds for Berkshire to pay dividends to its stockholders is dividends from the Bank to Berkshire. Under the New York Banking Law, the Bank may pay dividends to Berkshire, without regulatory approval, equal to its net profits for the year in which the payment is made, plus retained net profits for the two previous years, subject to certain limits not generally relevant. The Bank's retained net profits for the 2005 and 2006 calendar years totaled approximately $11.43 million.

Under federal law, the Bank may not make any capital distribution to Berkshire, including any dividend or repurchase of the Bank's stock, if, after making such distribution, the Bank fails to meet the required minimum capital ratio requirements discussed below. The FDIC may prohibit the Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice.

Transactions With Related Parties. The Company, its direct non-banking subsidiaries and other companies controlled by stockholders who control the Company are affiliates, within the meaning of the Federal Reserve Act, of the Bank and its subsidiaries. The Bank's authority to engage in transactions with its "affiliates" is limited by Sections 23A and 23B of the Federal Reserve Act. Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the Bank and also limits the aggregate amount of transactions with all affiliates to 20% of the Bank's capital and surplus. Extensions of credit to affiliates must be secured by certain specified collateral, and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to non-affiliated companies.

In accordance with banking regulations, the Bank may make loans to its and the Company's directors, executive officers, and 10% stockholders, as well as to entities controlled by them, subject to specific federal and state limits. Among other things, these loans must (a) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital. In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board of Directors. However, the Bank may make loans to executive officers, directors and principal stockholders on preferential terms, provided the extension of credit is made pursuant to a benefit or compensation program of the Bank that is widely available to employees of the Bank or its affiliates and does not give preference to any insider over other employees of the Bank or affiliate. The Bank has no such benefit or compensation programs.

Enforcement. The FDIC and the Banking Department have enforcement authority over the Bank. The Superintendent may order the Bank to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. If any director or officer of the Bank has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the Bank after having been notified by the Superintendent to discontinue such practices, the New York Banking Board may remove the individual from office after notice and an opportunity to be heard. The Superintendent also may take over control of the Bank under specified statutory criteria.

The FDIC's enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. As indicated above, the FDIC is required to take prompt action to correct deficiencies in banks which do not satisfy specified FDIC capital ratio requirements. Dividends, other capital distributions or the payment of management fees to any controlling person are prohibited if, following such distribution or payment, a bank would be undercapitalized. An undercapitalized bank must file a plan to restore its capital within 45 days after being notified that it is undercapitalized. Undercapitalized, significantly undercapitalized and critically undercapitalized institutions are subject to increasing prohibitions on permitted activities, and increasing levels of regulatory supervision, based upon the severity of their capital problems. The FDIC is required to monitor closely the condition of an undercapitalized bank. Enforcement action taken by the FDIC can escalate to the appointment of a conservator or receiver of a critically undercapitalized bank.

Insurance of Accounts. Deposit insurance premiums payable to the FDIC are based upon the perceived risk of the institution to the FDIC insurance fund. The FDIC assigns an institution to one of three capital categories: (a) well capitalized, (b) adequately capitalized or (c) undercapitalized. The FDIC also assigns an institution to one of three supervisory categories based on an evaluation by the institution's primary federal regulator and information that the FDIC considers relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Deposit insurance premiums depend on an institution's capital and supervisory categories. At present, the Bank pays no deposit insurance premium based upon its risk-based categorization.

However, the Bank must pay a share of the cost of the bonds issued in the late 1980s to recapitalize the now defunct Federal Savings and Loan Insurance Corporation. The Bank must pay an annual assessment for this purpose, which for fiscal 2006 and 2005 was equal to 0.0127% and 0.0444%, respectively, of its insured deposits and which is recorded as a deposit insurance premium expense for financial statement purposes. Beginning in 2007, the assessment was revised to 0.0122% of the Bank's insured deposits.

Reserve Requirements. The Bank must maintain non-interest-earning reserves against its transaction accounts (primarily NOW and regular checking accounts). The Bank is generally able to satisfy reserve requirements with cash on hand and other non-interest bearing deposits which it maintains for other purposes, so the reserve requirements do not impose a material financial burden on the Bank.

Governmental Policies. Our earnings are significantly affected by the monetary and fiscal policies of governmental authorities, including the Federal Reserve. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open-market operations in U.S. Government securities and Federal funds, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These instruments of monetary policy are used in varying combinations to influence the overall level of bank loans, investments and deposits, and the interest rates charged on loans and paid for deposits. The Federal Reserve frequently uses these instruments of monetary policy, especially its open-market operations and the discount rate, to influence the level of interest rates and to affect the strength of the economy, the level of inflation or the price of the dollar in foreign exchange markets. The monetary policies of the Federal Reserve have had a significant effect on the operating results of banking institutions in the past and are expected to continue to do so in the future. It is not possible to predict the nature of future changes in monetary and fiscal policies, or the effect which they may have on our business and earnings.

Personal Holding Company Status. For the fiscal years ended December 31, 2006, 2005 and 2004, the Company has been deemed to be a Personal Holding Company (a "PHC"), as defined in the Internal Revenue Code. As a PHC, we may be required to pay an additional income tax or issue a dividend to our shareholders in an amount based upon the PHC Internal Revenue Code formulas, which is primarily based upon net income. No such dividend was required to be paid in fiscal 2006, 2005 and 2004. (See Dividends in Item 5).

Employees. On March 23, 2007, Berkshire had one full time employee and the Bank employed approximately 100 full time and 5 part time employees. The Bank's employees are not represented by a collective bargaining unit, and the Bank considers its relationship with its employees to be good.

ITEM 1A. Risk Factors.

Our business faces significant risks. These risks include those described below and may include additional risks and uncertainties not presently known to us or that we currently deem immaterial. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, and the trading price of our common stock could decline.

We operate in the highly competitive banking industry and there can be no assurance that we will be able to compete successfully.

Our ability to maintain our history of strong financial performance and return on investment to shareholders may depend in part on our ability to expand our scope of available financial services as needed to meet the needs and demands of our customers. Our business model focuses on using superior customer service to provide traditional banking services to a growing customer base. However, we operate in an increasingly competitive environment in which our competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that we have not been able or allowed to offer to our customers in the past. This increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. We cannot assure you that we will be able to continue to compete successfully in this environment without expanding the scope of financial services we provide, or that if we need to expand the scope of services that we provide, that we will be able to do so successfully.

Our future success depends on our ability to compete effectively in a highly competitive market and geographic area.

We face substantial competition in all phases of our operations from a variety of different competitors. We encounter competition from other commercial banks, savings and loan associations, mutual savings banks, credit unions and other financial institutions. Our competitors, including credit unions, consumer finance companies, factors, insurance companies and money market mutual funds, compete with lending and deposit-gathering services offered by us. There is very strong competition for financial services in the New York state areas in which we currently conduct our business. This geographic area includes offices of many of the largest financial institutions in the world. Many of those competing institutions have much greater financial and marketing resources than we have. Due to their size, many competitors can achieve larger economies of scale and as a result may offer a broader range of products and services than we do. If we are unable to offer competitive products and services, our earnings may be negatively affected. Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies like ourselves and on federally insured financial institutions like our banking subsidiary, The Berkshire Bank. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services. The banking business in our current primary market area is very competitive, and the level of competition we face may increase further, which may limit our asset growth and profitability.

Economic conditions either nationally or locally in areas in which our operations are concentrated may be less favorable than expected.

Deterioration in local, regional, national or global economic conditions could result in, among other things, an increase in loan delinquencies, a decrease in property values, a change in housing turnover rate or a reduction in the level of bank deposits. Particularly, a weakening of the real estate or employment market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability. Substantially all of our real estate loans are collateralized by properties located in these market areas, and substantially all of our loans are made to borrowers who live in and conduct business in these market areas. Any material economic deterioration in these market areas could have an adverse impact on our profitability.

Changes in interest rates could reduce our income and cash flows.

Our income and cash flow and the value of our assets and liabilities depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the returns on our portfolio of investment securities and the amounts paid on deposits. If the rate of interest we pay on deposits and other borrowings increases more than the rate of interest we earn on loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Our earnings could also be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other borrowings.

We operate in a highly regulated environment; changes in laws and regulations and accounting principles may adversely affect us.

We are subject to extensive state and federal regulation, supervision, and legislation which govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of customers, depositors, and the deposit insurance funds. The impact of any changes to these laws may negatively impact our ability to expand our services and to increase the value of our business. Regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement powers. They may, among other things, impose restrictions on the operation of a banking institution, the classification of assets by such institution and such institution's allowance for loan losses. Regulatory and law enforcement authorities also have wide discretion and extensive enforcement powers under various consumer protection, civil rights and other laws, including the Gramm-Leach-Blilely Act, the Bank Secrecy Act, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act and the Real Estate Settlement Procedures Act. These laws also permit private individual and class action lawsuits and provide for the recovery of attorneys fees in certain instances. Any changes to these laws or any applicable accounting principles may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have, these changes could be materially adverse to our investors and stockholders.

We are required to maintain an allowance for loan losses. These reserves are based on management's judgment and may have to be adjusted in the future. Any adjustment to the allowance for loan losses, whether due to regulatory changes, economic conditions or other factors, may affect our financial condition and earnings.

We maintain an allowance for loan losses at a level believed adequate by management to absorb losses inherent in the loan portfolio. In conjunction with an internal loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance can be maintained. Based on an evaluation of the loan portfolio, management presents a periodic review of the loan loss reserve to the board of directors of the Bank, indicating any changes in the reserve since the last review and any recommendations as to adjustments in the reserve. In making its evaluation, in addition to the factors discussed below, management considers the results of recent regulatory examinations, which typically include a review of the allowance for loan losses as an integral part of the examination process.

In establishing the allowance, management evaluates individual large classified loans and nonaccrual loans, and determines an aggregate reserve for those loans based on that review. An allowance for the remainder of the loan portfolio is also determined based on historical loss experience within the components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience, based on economic factors and changes in portfolio mix and volume.

In addition, a portion of the allowance is established for losses inherent in the loan portfolio which have not been identified by the more quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in historical loss experience. Those factors include changes in levels and trends of charge-offs, delinquencies, and nonaccrual loans, trends in volume and terms of loans, changes in underwriting standards and practices, portfolio mix, tenure of loan officers and management, entrance into new geographic markets, changes in credit concentrations, and national and local economic trends and conditions. While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods. Federal and state regulatory authorities, as an integral part of their examination process, review our loans and allowance for loan losses. We cannot assure you that we will not increase the allowance for loan losses or the regulators will not require us to increase this allowance. Either of these occurrences could negatively impact Berkshire Bancorp's results of operations.

It may be difficult for a third party to acquire us and this could depress our common stock price.

Under our amended and restated certificate of incorporation, we have authorized 2,000,000 shares of preferred stock, which the board of directors may issue with terms, rights, preferences and designations as the board of directors may determine and without any vote of the shareholders, unless otherwise required by law. Issuing the preferred stock, depending upon the rights, preferences and designations set by the board of directors, may delay, deter, or prevent a change in control of the Company.

In addition, we have authorized 10,000,000 shares of common stock of which approximately 7,700,000 shares have been issued and approximately 6,900,000 shares are outstanding. The price of our common stock may be volatile at times since our common stock is thinly traded and one individual owns or controls more than 50% of our outstanding shares. It may be difficult for a stockholder to sell a significant number of shares at a time and at a price of their choosing or for a third party to purchase sufficient shares on the open market to cause a change in control of the Company, all of which could depress the price of Berkshire Bancorp's common stock.

In addition, federal and state banking laws may restrict the ability of the stockholders to approve a merger or business combination or obtain control of the Company. This may tend to make it more difficult for shareholders to replace existing management or may prevent shareholders from receiving a premium for their shares of our common stock.

Our common stock is not insured by any governmental agency and, therefore, investment in them involves risk.

Our securities are not deposit accounts or other obligation of any bank, and are not insured by the FDIC, or any other governmental agency, and are subject to investment risk, including the possible loss of principal.

ITEM 1B. Unresolved Staff Comments.

Not Applicable

ITEM 2. Properties.

The following are Berkshire's and the Bank's principal facilities as of March 9, 2007:

Location	Operations	Approximate Floor Area (Sq. Ft.)	Approximate Annual Rent	Lease Expiration
New York, NY	Executive Offices	1,500	$ 18,000	(1)(3)
New York, NY	Main Bank Office and Bank Branch	9,700	Owned	Feb 2008
Brooklyn, NY	Bank Branch	4,500	$ 200,418	March 2008
Brooklyn, NY	Bank Branch	2,866	$ 59,130	March 2008
Brooklyn, NY	Bank Branch	2,592	$ 108,212	December 2012
Brooklyn, NY	Bank Branch	1,640	$ 72,000	June 2015
New York, NY	Bank Branch	9,924	$ 353,315	June 2010 (2)(3)
Goshen, NY	Bank Branch	10,680	Owned	
Harriman, NY	Bank Branch	1,623	Owned	
Bloomingburg, NY	Bank Branch	1,530	$ 20,871	August 2010
Ridgefield, NJ	Bank Branch		Owned	

(1) Rented on a month to month basis from a company affiliated with Mr. Moses Marx, a director of the Company.
(2) Leased from a company affiliated with Mr. Marx, a director of the Company.
(3) Management believes the annual rent paid is comparable to the annual rent that would be paid to non-affiliated parties in a similar commercial transaction for similar commercial space.

ITEM 3. Legal Proceedings.

In the ordinary course of operations, the Bank is a party to routine litigation involving claims incidental to its banking business. Management believes that no current litigation, threatened or pending, to which we or our assets are a party, poses a substantial likelihood of potential loss or exposure which would have a material adverse effect on the financial condition or results of our operations.

ITEM 4. Submission of Matters to a Vote of Security Holders.

Not Applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Common Stock trades on the Nasdaq Global Market under the symbol BERK. The following table sets forth, for the periods indicated, the high and low sales prices for the Company's Common Stock as reported by NASDAQ.

Fiscal Year Ended December 31, 2005	High	Low
January 1, 2005 to March 31, 2005	22.04	19.51
April 1, 2005 to June 30, 2005	20.98	17.50
July 1, 2005 to September 30, 2005	18.75	17.02
October 1, 2005 to December 31, 2005	18.30	15.83

Fiscal Year Ended December 31, 2006	High	Low
January 1, 2006 to March 31, 2006	17.35	14.82
April 1, 2006 to June 30, 2006	17.23	15.18
July 1, 2006 to September 30, 2006	17.00	15.31
October 1, 2006 to December 31, 2006	17.12	15.14

As of the close of business on March 23, 2007, there were approximately 1,300 holders of record of the Company's Common Stock.

Dividends

For the fiscal years ended December 31, 2006, 2005 and 2004, the Company has been deemed to be a PHC, as defined in the Internal Revenue Code. As a PHC, we may be required to pay an additional income tax or issue a dividend to our shareholders in an amount based upon applicable Internal Revenue Code formulas, which is primarily based upon net income. No such dividend was required to be paid in fiscal 2006, 2005 and 2004.

On March 23, 1999, the Board of Directors adopted a policy of paying regular cash dividends in respect of the Common Stock of the Company, payable in equal semi-annual installments. Pursuant to said policy, the Board of Directors declared and the Company paid cash dividends, restated to reflect the reverse split and stock dividend which occurred on May 18, 2004, as follows:

Declaration Date	Record Date	Payment Date	Per Share Amount
April 1, 2004	April 19, 2004	April 28, 2004	$ .05
October 5, 2004	October 22, 2004	October 29, 2004	$ .06
March 21, 2005	April 22, 2005	April 29, 2005	$ .07
October 7, 2005	October 21, 2005	October 28, 2005	$ .08
March 9, 2006	April 18, 2006	April 27, 2006	$ .08
October 10, 2006	October 20, 2006	October 27, 2006	$ .08

The declaration, payment and amount of such dividends in the future are within the discretion of the Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors.

On May 15, 2003, The Company's Board of Directors authorized the purchase of up to an additional 450,000 shares of its Common Stock in the open market, from time to time, depending upon prevailing market conditions, thereby increasing the maximum number of shares which may be purchased by the Company from 1,950,000 shares of Common Stock to 2,400,000 shares of Common Stock. Since 1990 through December 31, 2005, the Company has purchased a total of 1,848,909 shares of its Common Stock. During fiscal year 2006, we purchased a total of 50,000 shares and at December 31, 2006 there were 501,091 shares of Common Stock which may yet be purchased under our stock repurchase plan. Certain information concerning the 50,000 shares purchased in 2006 is set forth below.

ISSUER PURCHASES OF EQUITY SECURITIES

	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 2006	50,000	$15.80	50,000	501,091

Equity Compensation Plans

See Part III, Item 12 for information concerning the Company's equity compensation plans.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on the Company's Common Stock with the cumulative total return of The Nasdaq Stock Market Bank Stocks Index and the Nasdaq Market Total Return Index for the five-year period ended December 31, 2006. The graph assumes that the value of the investment in the Company and the index was $100 on December 31, 2001 and assumes that all dividends were reinvested.

RETURN TO SHAREHOLDERS OF BERKSHIRE BANCORP INC.



$400
$300
$200
$100
$ 0
2001
2002
2003
2004
2005
2006

*** Berkshire Bancorp Inc. O Nasdaq Bank Stocks Index # Nasdaq Total Return Index**

	12/31/01	12/31/02	12/31/03	12/31/04	12/30/05	12/29/06
Berkshire Bancorp Inc.	$100.00	121.16	176.42	216.95	181.05	175.79
NASDAQ Market Bank Stock Index	$100.00	105.58	131.69	150.71	147.23	165.24
NASDAQ Market Total Return Index	$100.00	69.13	103.36	112.49	114.88	126.21

ITEM 6. Selected Financial Data.

BERKSHIRE BANCORP INC. AND SUBSIDIARIES

Five Year Financial Highlights (a)(b)

The following is a summary of certain financial information with respect to the Company at and for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002. This information is derived from and should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Form 10-K.

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)				
Balance Sheet Data:					
Total Assets	$948,656	$977,452	$972,649	$905,669	$683,738
Loans, net	367,152	305,964	284,052	292,163	273,182
Investment securities	515,231	599,972	631,592	569,848	371,458
Goodwill, net	18,549	18,549	18,549	18,549	18,549
Deposits	681,489	680,260	619,888	604,255	473,818
Borrowings	115,390	156,245	223,352	192,136	104,372
Subordinated debt	22,681	22,681	15,464	--	--
Stockholders' equity	115,777	108,710	107,619	103,490	98,525
Statement of Operations Data:					
Interest income	48,221	45,056	40,008	34,426	32,242
Interest expense	29,186	22,399	15,916	13,647	13,416
Net interest income before provision for loan losses	19,035	22,657	24,092	20,779	18,826
Provision for loan losses	410	180	180	240	387
Net interest income	18,625	22,477	23,912	20,539	18,439
Investment securities gains	2,336	4	793	2,746	1,539
Other income	1,357	1,202	1,026	1,237	748
Other expenses	13,582	13,139	12,095	11,463	10,780
Income before income taxes	8,736	10,544	13,636	13,059	9,946
Provision for income taxes	3,856	5,003	6,134	5,644	4,349
Net income	$ 4,880	$ 5,541	$ 7,502	$ 7,415	$ 5,597
Net income per share:					
Basic	$ .71	$ .81	$ 1.12	$ 1.12	$ .81
Diluted	$ .70	$ .80	$ 1.10	$ 1.10	$ .81
Cash dividends per common share	$ .16	$ .15	$ .11	$ .09	$ .07
Selected Operating Ratios					
Return on average assets	0.5%	0.6%	0.8%	0.9%	0.9%
Return on average equity	4.3%	5.1%	7.2%	7.2%	5.9%
Net interest margin	2.2%	2.4%	2.6%	2.7%	3.3%
Average equity/average assets	12.1%	11.1%	11.0%	12.7%	15.6%
Allowance for loan losses/total loans	1.0%	1.1%	1.0%	0.9%	0.8%

(a) The prior years' amounts have been reclassified to conform to the current years' presentation.

(b) The prior years' net income per share and cash dividends per common share amounts have been retroactively restated to reflect the one-for-ten reverse stock split and thirty-for-one forward stock split which occurred on May 18, 2004.

ITEM 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis is intended to provide a better understanding of the consolidated financial condition and results of operations of Berkshire Bancorp Inc. and subsidiaries for the fiscal years ended December 31, 2006, 2005 and 2004. All references to earnings per share, unless stated otherwise, refer to earnings per diluted share. The discussion should be read in conjunction with the consolidated financial statements and related notes (Notes located in Item 8 herein). Reference is also made to Part I, Item 1 "Business" herein.

Segments

Management has determined that the Company through its wholly owned bank subsidiary, the Bank, operates in one business segment, community banking. The Bank's principal business activity consists of gathering deposits from the general public and investing those deposits in residential and commercial mortgage loans and commercial non-mortgage loans, both unsecured and secured by personal property. In addition, the Bank invests those deposits in debt obligations issued by the U.S. Government, its agencies, business corporations and mortgage-backed securities.

General

Stock Split and Stock Dividend. At the Annual Meeting of Stockholders held on May 18, 2004, the Company's stockholders approved the Reverse Split. Following the effectiveness of the Reverse Split, the Company's Board of Directors declared a stock dividend which became effective immediately. The Company paid approximately $463,000 to purchase fractional shares from stockholders as part of the Reverse Split. The Company's Common Stock began trading on May 19, 2004 giving effect to these transactions.

Trust Preferred Securities. As of May 18 2004, the Company established BCTI. The Company owns all the common capital securities of BCTI. BCTI issued $15.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of BCTI's common capital securities, in the Company through the purchase of $15.464 million aggregate principal amount of the Floating Rate Junior Subordinated Debentures issued by the Company. The Debentures, the sole assets of BCTI, mature on July 23, 2034 and bear interest at a floating rate, three month LIBOR plus 2.70%.

On April 1, 2005, the Company established BCTII. The Company owns all the common capital securities of BCTII. BCTII issued $7.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of BCTII's common capital securities, in the Company through the purchase of $7.217 million aggregate principal amount of the 2005 Debentures issued by the Company. The 2005 Debentures, the sole assets of BCTII, mature on May 23, 2035 and bear interest at a floating rate, three month LIBOR plus 1.95%. See Note A of Notes to Consolidated Financial Statements for a further discussion of Trust Preferred Securities.

Branch Purchase

In September 2005, the Bank entered into an Agreement with Oritani, a New Jersey Chartered Savings Bank. Pursuant to the Agreement, which closed on May 12, 2006, the Bank (i) assumed certain commercial checking account deposit liabilities and (ii) purchased certain fixed assets and the real property of this Oritani bank branch located in Ridgefield, New Jersey for a cash purchase price of $850,000. Following the closing of the transaction, the Bank opened a branch of The Berkshire Bank at the Ridgefield, New Jersey location.

New Subsidiary

In August 2005, the Bank formed Berkshire 1031, a wholly owned limited liability company. Berkshire 1031 will act as a qualified intermediary in connection with tax free exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended. A qualified intermediary is an individual or business entity that assists owners of property who wish to exchange their property for property of a "like-kind" in a transaction that is tax free in whole or part for federal (and in some cases state) income tax purposes. In accordance with detailed procedures set forth in federal income tax regulations, Berkshire 1031 will assist the owner in the sale of the owner's property and the purchase of replacement property so that the transaction qualifies as a non-taxable exchange of property.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The Company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than any of its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, the amounts and timing of expected future cash flows on impaired loans, mortgages, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 ("SFAS No. 142") on January 1, 2002, the Company discontinued the amortization of goodwill resulting from acquisitions. Goodwill is now subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. The Company tests for impairment based on the goodwill maintained at the Bank. A fair value is determined for each reporting unit based on at least one of three various market valuation methodologies. If the fair values of the reporting units exceed their book values, no write-down of recorded goodwill is necessary. If the fair value of the reporting unit is less, an expense may be required on the Company's books to write down the related goodwill to the proper carrying value. As of December 31, 2006, the Company completed its annual testing, which determined that no impairment write-offs were necessary.

The Company recognizes deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carryforwards and tax credits. Deferred tax assets are subject to management's judgment based upon available evidence that future realization is more likely than not. If management determines that the Company may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

Discussion of Financial Condition and Results of Operations

Overview

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005. Net income was $4.88 million, or $.70 per diluted share, for the fiscal year ended December 31, 2006, compared to $5.54 million, or $.80 per diluted share, for the fiscal year ended December 31, 2005. Net loans increased by approximately 20%. Investment securities and total assets decreased by approximately 14% and 3%, respectively.

	Fiscal Year Ended December 31,		
	2006	2005	% Inc/(Dec)
	(In millions, except per share data and percentages)		
Total Assets	$948.7	$977.7	(3)%
Loans, net	367.2	305.9	20%
Investment Securities	515.2	600.0	(14)%
Total Liabilities	832.8	868.7	(4)%
Deposits	681.5	680.3	0%
Borrowings	138.1	178.9	(23)%
Stockholders' Equity	115.8	109.0	6%
Total Income	51.9	46.3	12%
Interest Income	48.2	45.1	7%
Total Expense	42.8	35.5	21%
Interest Expense	29.2	22.4	30%
Net Interest Income	19.0	22.7	(16)%
Net Income	4.9	5.5	(11)%
Diluted Income Per Share	.70	.80	(13)%
Bank Branches	11	10	-

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004. Net income was $5.54 million, or $.80 per diluted share, for the fiscal year ended December 31, 2005, compared to $7.50 million, or $1.10 per diluted share, for the fiscal year ended December 31, 2004. Net loans and total assets increased by approximately 8% and 1%, respectively, and investment securities decreased by approximately 5%.

	Fiscal Year Ended December 31,		
	2005	2004	% Inc/(Dec)
	(In millions, except per share data and percentages)		
Total Assets	$977.7	$972.6	1%
Loans, net	305.9	284.1	8%
Investment Securities	600.0	631.6	(5)%
Total Liabilities	868.7	865.0	0%
Deposits	680.3	619.9	10%
Borrowings	178.9	238.8	(25)%
Stockholders' Equity	109.0	107.6	1%
Total Income	46.3	41.8	11%
Interest Income	45.1	40.0	13%
Total Expense	35.5	28.0	27%
Interest Expense	22.4	15.9	41%
Net Interest Income	22.7	24.1	(6)%
Net Income	5.5	7.5	(27)%
Diluted Income Per Share	.80	1.10	(27)%
Bank Branches	10	9	-

Net Interest Income

Net interest income, represents the difference between total interest income earned on earning assets and total interest expense paid on interest-bearing liabilities. The amount of interest income is dependent upon many factors including: (i) the amount of interest-earning assets that the Company can maintain based upon its funding sources; (ii) the relative amounts of interest-earning assets versus interest-bearing liabilities; and (iii) the difference between the yields earned on those assets and the rates paid on those liabilities. Non-performing loans adversely affect net interest income because they must still be funded by interest-bearing liabilities, but they do not provide interest income. Furthermore, when we designate an asset as non-performing, all interest which has been accrued but not actually received is deducted from current period income, further reducing net interest income.

The Company's average balances, interest, and average yields are set forth on the following table (in thousands, except percentages):

	Twelve Months Ended December 31, 2006			Twelve Months Ended December 31, 2005			Twelve Months Ended December 31, 2004		
	Average Balance	Interest and Dividends	Average Yield/Rate	Average Balance	Interest and Dividends	Average Yield/Rate	Average Balance	Interest and Dividends	Average Yield/Rate
INTEREST-EARNING ASSETS:									
Loans (1)	$ 327,210	$ 23,844	7.29%	$ 287,178	$ 19,399	6.76%	$ 290,774	$ 18,825	6.47%
Investment securities	550,443	24,027	4.37	648,829	25,355	3.91	620,511	21,120	3.40
Other (2)(5)	8,509	350	4.11	10,765	302	2.81	4,376	63	1.44
Total interest-earning assets	886,162	48,221	5.44	946,772	45,056	4.76	915,661	40,008	4.37
Noninterest-earning assets	46,882			44,497			40,592		
Total Assets	$ 933,044			$ 991,269			$ 956,253		
INTEREST-BEARING LIABILITIES:									
Interest bearing deposits	206,745	5,283	2.56	264,130	4,639	1.76	272,219	3,809	1.39
Time deposits	410,729	17,276	4.21	338,834	9,552	2.82	309,968	6,024	1.94
Other borrowings	144,722	6,627	4.58	225,657	8,208	3.64	223,208	6,083	2.73
Total interest-bearing liabilities	762,196	29,186	3.83	828,621	22,399	2.70	805,395	15,916	1.98
Demand deposits	47,890			44,739			38,896		
Noninterest-bearing liabilities	9,731			8,310			7,163		
Stockholders' equity (5)	113,227			109,599			104,799		
Total liabilities and stockholders' equity	$ 933,044			$ 991,269			$ 956,253		
Net interest income		$ 19,035			$ 22,657			$ 24,092	
Interest-rate spread (3)			1.61%			2.06%			2.39%
Net interest margin (4)			2.15%			2.39%			2.63%
Ratio of average interest-earning assets to average interest bearing liabilities	1.16			1.14			1.14		

(1) Includes nonaccrual loans.
(2) Includes interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities.
(4) Net interest margin is net interest income as a percentage of average interest-earning assets.
(5) Average balances for Berkshire Bancorp Inc. (parent only) have been calculated on a monthly basis.

Changes in net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following tables set forth certain information regarding changes in interest income and interest expense of the Company for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (changes in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume) (in thousands):

	Twelve Months Ended December 31, 2006 Versus Twelve Months Ended December 31, 2005 Increase (Decrease) Due To		
	Rate	Volume	Total
Interest-earning assets:			
Loans	$ 1,522	$ 2,923	$ 4,445
Investment securities	2,985	(4,313)	(1,328)
Other	140	(92)	48
Total	4,647	(1,482)	3,165
Interest-bearing liabilities:			
Deposit accounts:			
Interest bearing deposits	2,113	(1,469)	644
Time deposits	4,710	3,014	7,724
Other borrowings	2,121	(3,702)	(1,581)
Total	8,944	(2,157)	6,787
Net interest income	$(4,297)	$ 675	$(3,622)

	Twelve Months Ended December 31, 2005 Versus Twelve Months Ended December 31, 2004 Increase (Decrease) Due To		
	Rate	Volume	Total
Interest-earning assets:			
Loans	$ 843	$ (269)	$ 574
Investment securities	3,165	1,070	4,235
Other	60	179	239
Total	4,068	980	5,048
Interest-bearing liabilities:			
Deposit accounts:			
Interest bearing deposits	1,007	(177)	830
Time deposits	2,728	800	3,528
Other borrowings	2,031	94	2,125
Total	5,766	717	6,483
Net interest income	$(1,698)	$ 263	$(1,435)

Interest Rate Risk

Fluctuations in market interest rates can have a material effect on the Company's net interest income because the yields earned on loans and investments may not adjust to market rates of interest with the same frequency, or with the same speed, as the rates paid by the Bank on its deposits.

Most of the Bank's deposits are either interest-bearing demand deposits or short term certificates of deposit and other interest-bearing deposits with interest rates that fluctuate as market rates change. Management of the Bank seeks to reduce the risk of interest rate fluctuations by concentrating on loans and securities investments with either short terms to maturity or with adjustable rates or other features that cause yields to adjust based upon interest rate fluctuations. In addition, to cushion itself against the potential adverse effects of a substantial and sustained increase in market interest rates, the Bank has purchased off balance sheet interest rate cap contracts which generally provide that the Bank will be entitled to receive payments from the other party to the contract if interest rates exceed specified levels. These contracts are entered into with major financial institutions.

As additional interest rate management strategy, the Bank borrows funds from the Federal Home Loan Bank, approximately $52.74 million at December 31, 2006, at fixed rates for a period of one to five years.

We seek to maximize our net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of the forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities.

Provision for Loan Losses.

The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses that is charged against income. In determining the allowance for loan losses, management makes significant estimates and therefore has identified the allowance as a critical accounting policy. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management due to the high degree of judgment involved, the subjectivity of the assumptions utilized, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

The allowance for loan losses has been determined in accordance with accounting principles generally accepted in the United States of America, under which we are required to maintain an allowance for probable losses at the balance sheet date. We are responsible for the timely and periodic determination of the amount of the allowance required. Management believes that the allowance for loan losses is adequate to cover specifically identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has two components: specific and general allocations. Specific allocations are made for loans determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. Management also analyzes historical loss experience, delinquency trends, general economic conditions, geographic concentrations, and industry and peer comparisons. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allocations. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses management has established which could have a material negative effect on the Company's financial results.

On a quarterly basis, the Bank's management committee reviews the current status of various loan assets in order to evaluate the adequacy of the allowance for loan losses. In this evaluation process, specific loans are analyzed to determine their potential risk of loss. This process includes all loans, concentrating on non-accrual and classified loans. Each non-accrual or classified loan is evaluated for potential loss exposure. Any shortfall results in a recommendation of a specific allowance if the likelihood of loss is evaluated as probable. To determine the adequacy of collateral on a particular loan, an estimate of the fair market value of the collateral is based on the most current appraised value available. This appraised value is then reduced to reflect estimated liquidation expenses.

The Company's primary lending emphasis has been the origination of commercial and residential mortgages and commercial and consumer loans and lines of credit. The bank also originates home equity loans and home equity lines of credit. These activities resulted in a loan concentration in commercial and residential mortgages. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are carefully reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans. Based on the composition of our loan portfolio, management believes the primary risks are increases in interest rates, a decline in the economy, generally, and a decline in real estate market values in the New York metropolitan area. Any one or combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of loan loss provisions. Management considers it important to maintain the ratio of our allowance for loan losses to total loans at an adequate level given current economic conditions, interest rates, and the composition of the portfolio. Management believes the allowance for loan losses reflects the inherent credit risk in our portfolio, the level of our non-performing loans and our charge-off experience.

Although management believes that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. In addition, the Federal Deposit Insurance Corporation, New York State Banking Department, and other regulatory bodies, as an integral part of their examination process, will periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on its judgments about information available to them at the time of their examination.

For the fiscal years ended December 31, 2006 and 2005, we charged-off loans of $42,000 and $26,000, respectively, and recovered loans of $137,000 and $185,000, respectively. All amounts recovered in fiscal 2006 and 2005 were returned to the allowance for loan losses.

Results of Operations Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005.

General. References to per share amounts below, unless stated otherwise, refer to diluted shares.

Net Income. Net income for the fiscal year ended December 31, 2006 was $4.88 million, or $.70 per share, as compared to $5.54 million, or $.80 per share, for the fiscal year ended December 31, 2005.

The Company's net income is largely dependent on interest rate levels, the demand for the Company's loan and deposit products and the strategies employed to manage the interest rate and other risks inherent in the banking business. The difference between the yield on short-term, 3 month U.S. Treasury Notes, and long-term, 10 year U.S. Treasury Bonds, referred to as the yield curve is at historic lows. Inflation fighting actions taken by the Federal Reserve Board have moved short-term rates up while long-term rates have remained relatively flat. The Company's rising cost of funds in 2006 on deposits and borrowings has not been matched by the ability to increase the yields on assets.

Net Interest Income. The Company's primary source of revenue is net interest income, or the difference between interest income on earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities such as deposits and borrowings.

For the fiscal year ended December 31, 2006, net interest income decreased by $3.62 million to $19.04 million from $22.66 million for the fiscal year ended December 31, 2005. The year over year decrease in net interest income was the result of the 113 basis point increase in the average rate paid on the average amount of interest-bearing liabilities to 3.83% in 2006 from 2.70% in 2005 and the smaller, 68 basis point increase in the average yield earned on the average amount of interest-earning assets to 5.44% in 2006 from 4.76% in 2005. Also contributing to the decrease in net interest income was the $60.61 million decrease in the average amount of interest-earning assets to $886.16 million in 2006 from $946.77 million in 2005. Partially offsetting these factors was the $66.43 million decrease in the average amount of interest-bearing liabilities to $762.20 million in 2006 from $828.62 million in 2005.

The Company's interest-rate spread, the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, narrowed by 45 basis points to 1.61% in 2006 from 2.06% in 2005. This decline is primarily due to the change in deposit mix, the $71.90 million increase in higher cost CD's and the $57.39 million decrease in lower cost, non-maturity deposit accounts in 2006 compared to 2005. If the current rate environment continues, we expect to see continued pressure on the Company's interest-rate spread and net interest income.

Net Interest Margin. Net interest margin, or annualized net interest income as a percentage of average interest-earning assets, declined by 24 basis points to 2.15% in fiscal 2006 from 2.39% in fiscal 2005. We seek to secure and retain customer deposits with competitive products and rates, while making strategic use of the prevailing interest rate environment to borrow funds at what we believe to be attractive rates. We invest such deposits and borrowed funds in a prudent mix of fixed rate and adjustable rate loans, investment securities and short-term interest-earning assets which provided an aggregate average yield of 5.44% and 4.76% in fiscal 2006 and 2005, respectively. The decrease in net interest margin is primarily due to the decrease in net interest income, partially offset by the decrease in average interest-earning assets.

The average amount of loans increased by $40.03 million to $327.21 million in 2006 from $287.18 million in 2005, and the average yield on such loans increased by 53 basis points to 7.29% in fiscal 2006 from 6.76% in fiscal 2005. The average amount of investment securities decreased by $98.39 million to $550.44 million in fiscal 2006 from $648.83 million in fiscal 2005. The average yield on investment securities improved by 46 basis points, to 4.37% in 2006 from 3.91% in 2005. The average amount of other interest-earning assets, primarily cash and short-term investments, decreased by $2.26 million to $8.51 million in 2006 from $10.77 million in 2005 and returned an average yield of 4.11% and 2.81% in fiscal 2006 and 2005, respectively.

Interest Income. Total interest income for the fiscal year ended December 31, 2006 increased by $3.17 million, or 7.02%, to $48.22 million from $45.06 million for the fiscal year ended December 31, 2005. The increase in interest income was primarily due to the increase in the yields on interest-earning assets, partially offset by the decrease in the average amount of total interest-earning assets. Loans contributed $23.84 million of interest income in fiscal 2006, an increase of $4.44 million from the $19.40 million of interest income contributed in fiscal 2005. Investment securities contributed $24.03 million of interest income in fiscal 2006, a decrease of $1.33 million from the $25.36 million of interest income earned on securities in fiscal 2005.

	Fiscal 2006		Fiscal 2005	
	Interest Income	% of Total	Interest Income	% of Total
	(In thousands, except percentages)			
Loans	$23,844	49.45%	$19,399	43.06%
Investment Securities	24,027	49.82	25,355	56.27
Other	350	0.73	302	0.67
Total Interest Income	$48,221	100.00%	$45,056	100.00%

Loans, which are inherently risky and therefore command a higher return than our conservative portfolio of investment securities, grew to 36.92% of our total average interest-earning assets in fiscal 2006 from 30.33% in fiscal 2005. While we actively seek to originate new loans with qualified borrowers who meet the Bank's underwriting standards, our strategy has been to maintain those standards, sacrificing some current income to avoid possible large future losses in the loan portfolio.

	Fiscal 2006		Fiscal 2005	
	Average Amount	% of Total	Average Amount	% of Total
	(In thousands, except percentages)			
Loans	$327,210	36.92%	$287,178	30.33%
Investment Securities	550,443	62.12	648,829	68.53
Other	8,509	0.96	10,765	1.14
Total Interest-Earning Assets	$886,162	100.00%	$946,772	100.00%

Interest Expense. Total interest expense for the fiscal year ended December 31, 2006 increased by $6.79 million, or 30.30%, to $29.19 million from $22.40 million for the fiscal year ended December 31, 2005. The increase in interest expense was due to the increase in the average rate paid on such liabilities, 3.83% and 2.70% in fiscal years 2006 and 2005, respectively, partially offset by the decrease in the average amount of interest-bearing liabilities. As short-term rates moved higher during 2006, interest expense increased as we priced our deposit products to meet the competition and the adjustable rates paid on other borrowings increased as well. In April 2005 and May 2004, we sold $7.22 million and $15.46 million, respectively, of floating rate junior subordinated debentures which mature in 2035 and 2034, respectively. The net proceeds of said sales were used to augment the Bank's capital. The interest expense on these debentures, which are included in other borrowings, was $1.77 million and $1.27 million during fiscal 2006 and 2005, respectively.

	Fiscal 2006		Fiscal 2005	
	Interest Expense	% of Total	Interest Expense	% of Total
	(In thousands, except percentages)			
Interest-Bearing Deposits	$ 5,283	18.10%	$ 4,639	20.71%
Time Deposits	17,276	59.19	9,552	42.64
Other Borrowings	6,627	22.71	8,208	36.65
Total Interest Expense	$ 29,186	100.00%	$22,399	100.00%

	Fiscal 2006		Fiscal 2005	
	Average Amount	% of Total	Average Amount	% of Total
	(In thousands, except percentages)			
Interest-Bearing Deposits	$206,745	27.12%	$264,130	31.88%
Time Deposits	410,729	53.89	338,834	40.89
Other Borrowings	144,722	18.99	225,657	27.23
Total Interest-Bearing Liabilities	$762,196	100.00%	$828,621	100.00%

Non-Interest Income. Non-interest income consists primarily of realized gains on sales of marketable securities and service fee income. For the fiscal year ended December 31, 2006, total non-interest income increased by $2.48 million to $3.69 million from $1.21 million for the fiscal year ended December 31, 2005. In 2006, we recorded gains of $2.34 million on the sales and issuer redemptions of investment securities. In 2005, such gains amounted to $4,000. Service charges on deposit accounts were flat and other income increased by $156,000.

	Fiscal 2006		Fiscal 2005	
	Non-Interest Income	% of Total	Non-Interest Income	% of Total
	(In thousands, except percentages)			
Service Charges on Deposits	$ 588	15.92%	$ 589	48.84%
Investment Securities gains	2,336	63.26	4	0.33
Other	769	20.82	613	50.83
Total Non-Interest Income	$3,693	100.00%	$1,206	100.00%

Non-Interest Expense. Non-interest expense includes salaries and employee benefits, occupancy and equipment expenses, legal and professional fees and other operating expenses associated with the day-to-day operations of the Company. Total non-interest expense for the year ended December 31, 2006 increased by $443,000, or 3.37%, to $13.58 million from $13.14 million for the year ended December 31, 2005. The largest component of non-interest expense are salaries and employee benefits which increased by $479,000 to $8.48 million in fiscal 2006 from $8.00 million in fiscal 2005. The increase is due to the addition of personnel in our internal control and compliance departments.

	Fiscal 2006		Fiscal 2005	
	Non-Interest Expense	% of Total	Non-Interest Expense	% of Total
	(In thousands, except percentages)			
Salaries and Employee Benefits	$ 8,481	62.44%	$ 8,002	60.90%
Net Occupancy Expense	1,961	14.44	1,728	13.15
Equipment Expense	108	0.80	397	3.02
FDIC Assessment	85	0.63	272	2.07
Data Processing Expense	366	2.69	198	1.51
Other	2,581	19.00	2,542	19.35
Total Non-Interest Expense	$13,582	100.00%	$13,139	100.00%

Provision for Income Tax. During the years ended December 31, 2006 and 2005, we recorded income tax expense of $3.86 million and $5.00 million, respectively. The tax provisions for federal, state and local taxes recorded for 2006 and 2005 represent effective tax rates of 44.14% and 47.45%, respectively.

Results of Operations Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004.

General. References to per share amounts below, unless stated otherwise, refer to diluted shares.

Net Income. Net income for the fiscal year ended December 31, 2005 was $5.54 million, or $.80 per share, as compared to $7.50 million, or $1.10 per share, for the fiscal year ended December 31, 2004.

The Company's net income is largely dependent on interest rate levels, the demand for the Company's loan and deposit products and the strategies employed to manage the interest rate and other risks inherent in the banking business. From June 2003 through June 30, 2004, interest rates, as measured by the prime rate, remained constant at 4.00%. On July 1, 2004, inflation fighting actions taken by the Federal Reserve Board with respect to short-term interest rates (the only rates it can control) resulted in a 25 basis point increase in the prime rate to 4.25%, the first such increase in short-term rates in more than four years. Similar 25 basis point moves in the federal funds rate taken by the Federal Reserve Board during 2004 and 2005, the most recent occurring on January 31, 2006, have moved the prime rate to its present level of 7.50%, the longest sustained period of monetary policy tightening in more than a decade.

While short-term market rates have followed the upticks of federal funds, long-term interest rates have declined during this period, a condition referred to as a flattening yield curve. A flat or narrowing yield curve places a squeeze on interest margins for financial institutions, like the Company, who depend upon a spread between long- and short-term rates for interest margin profits and the largest percentage of income.

Net Interest Income. The Company's primary source of revenue is net interest income, or the difference between interest income on earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities such as deposits and borrowings.

For the fiscal year ended December 31, 2005, net interest income decreased by $1.44 million, or 5.96%, to $22.66 million from $24.09 million for the fiscal year ended December 31, 2004. The decrease in net interest income was the result of the 28.84% growth in the average amount of interest-bearing liabilities to $828.62 million during fiscal 2005 from $805.40 million in fiscal 2004 and the 72 basis point increase in the average rates paid on such liabilities to 2.70% in 2005 from 1.98% in 2004. The decrease in net interest income was partially offset by the 3.40% increase in the average amount of interest-earning assets to $946.77 million during 2005 from $915.66 million in 2004 and the 39 basis point increase in the average yields earned on such earning assets to 4.76% in 2005 from 4.37% in 2004.

Also contributing to the change in net interest income was the interest-rate spread or the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. During fiscal 2005, the Company's interest-rate spread decreased by 33 basis points to 2.06% from 2.39% during fiscal 2004. If interest rates remain at current levels or increase slowly over time, we expect to see only moderate pressure on the Company's interest-rate spread and net interest income. Investment securities in our portfolio that have been sold, matured or called by the issuer during fiscal 2004 and 2005 have been replaced with securities carrying somewhat higher yields and, by design, shorter maturities to provide a hedge against a rising interest rate environment. Rates paid on deposit accounts are likely to increase in a rising rate environment due to competition for deposits in the market place. The cost of borrowed funds with floating rather than fixed interest rates will increase as well.

Net Interest Margin. Net interest margin, or annualized net interest income as a percentage of average interest-earning assets, declined to 2.39% in fiscal 2005 from 2.63% in fiscal 2004. We seek to secure and retain customer deposits with competitive products and rates, while making strategic use of the prevailing interest rate environment to borrow funds at what we believe to be attractive rates. We invest such deposits and borrowed funds in a prudent mix of fixed rate and adjustable rate loans, investment securities and short-term interest-earning assets which provided an aggregate average yield of 4.76% and 4.37% in fiscal 2005 and 2004, respectively.

The average amount of loans decreased slightly to $287.18 million in fiscal 2005 from $290.77 million in fiscal 2004, however, the average yield on the loan portfolio increased by 29 basis points to 6.76% in fiscal 2005 from 6.47% in fiscal 2004. During periods of low and stable interest rates borrowers gravitate towards fixed-rate loans to lock in a low interest rate. Adjustable rate loans are generally preferred when interest rates are trending higher as they did in 2004 and 2005. One-to-four family mortgage loans, approximately 45% and 54% of our loan portfolio at December 31, 2005 and 2004, respectively, are particularly sensitive to changes in interest rates.

The average amount of investment securities increased by $28.32 million to $648.83 million in fiscal 2005 from $620.51 million in fiscal 2004. The average yield on investment securities improved by 51 basis points, to 3.91% in 2005 from 3.40% in 2004 and are likely to continue to increase in a rising interest rate environment. The average amount of other interest-earning assets, primarily short-term investments, increased by $6.39 million to $10.77 million in 2005 from $4.38 million in 2004 and returned an average yield of 2.81% and 1.44% in fiscal 2005 and 2004, respectively.

Interest Income. Total interest income for the fiscal year ended December 31, 2005 increased by $5.05 million, or 12.62%, to $45.06 million from $40.01 million for the fiscal year ended December 31, 2004. The increase in interest income was primarily due to the growth in the average amount of total interest-earning assets. Loans contributed $19.40 million of interest income in fiscal 2005, an increase of $574,000 from the $18.83 million of interest income contributed in fiscal 2004. Investment securities contributed $25.36 million of interest income in fiscal 2005, an increase of $4.24 million over the $21.12 million of interest income earned on loans in fiscal 2004.

	Fiscal 2005		**Fiscal 2004**	
	Interest Income	**% of Total**	**Interest Income**	**% of Total**
	(In thousands, except percentages)			
Loans	$19,399	43.06%	$18,825	47.05%
Investment Securities	25,355	56.27	21,120	52.79
Other	302	0.67	63	0.16
Total Interest Income	$45,056	100.00%	$40,008	100.00%

Loans, which are inherently risky and therefore command a higher return than our conservative portfolio of investment securities, declined to 30.33% of our total average interest-earning assets in fiscal 2005 from 31.76% in fiscal 2004. While we actively seek to originate new loans with qualified borrowers who meet the Bank's underwriting standards, our strategy has been to maintain those standards, sacrificing some current income to avoid possible large future losses in the loan portfolio.

	Fiscal 2005		**Fiscal 2004**	
	Average Amount	**% of Total**	**Average Amount**	**% of Total**
	(In thousands, except percentages)			
Loans	$287,178	30.33%	$290,774	31.76%
Investment Securities	648,829	68.53	620,511	67.77
Other	10,765	1.14	4,376	0.47
Total Interest-Earning Assets	$946,772	100.00%	$915,661	100.00%

Interest Expense. Total interest expense for the fiscal year ended December 31, 2005 increased by $6.48 million, or 40.73%, to $22.40 million from $15.92 million for the fiscal year ended December 31, 2004. The increase in interest expense was due to the growth in the average amount of interest-bearing liabilities and the increase in the average rate paid on such liabilities, 2.70% and 1.98% in fiscal years 2005 and 2004, respectively. As short-term rates moved higher during 2005, interest expense increased as we priced our deposit products to meet the competition and the adjustable rates paid on other borrowings increased as well. In April 2005 and May 2004, we sold $7.22 million and $15.46 million, respectively, of floating rate junior subordinated debentures which mature in 2035 and 2034, respectively. The net proceeds of said sales were used to augment the Bank's capital. The additional interest expense on these debentures, which is included in other borrowings, was $1.27 million and $463,000 during fiscal 2005 and 2004.

	Fiscal 2005		Fiscal 2004	
	Interest Expense	% of Total	Interest Expense	% of Total
	(In thousands, except percentages)			
Interest-Bearing Deposits	$ 4,639	20.71%	$ 3,809	23.93%
Time Deposits	9,552	42.64	6,024	37.85
Other Borrowings	8,208	36.65	6,083	38.22
Total Interest Expense	$ 22,399	100.00%	$15,916	100.00%

	Fiscal 2005		Fiscal 2004	
	Average Amount	% of Total	Average Amount	% of Total
	(In thousands, except percentages)			
Interest-Bearing Deposits	$264,130	31.88%	$272,219	33.80%
Time Deposits	338,834	40.89	309,968	38.49
Other Borrowings	225,657	27.23	223,208	27.71
Total Interest-Bearing Liabilities	$828,621	100.00%	$805,395	100.00%

Non-Interest Income. Non-interest income consists primarily of realized gains on sales of marketable securities and service fee income. For the fiscal year ended December 31, 2005, total non-interest income decreased by $613,000 to $1.21 million from $1.82 million for the fiscal year ended December 31, 2004. In 2004, we recorded gains of $793,000 on the sales and issuer redemptions of investment securities. In 2005, such gains amounted to $4,000. Service charges on deposit accounts increased by $69,000 to $589,000 in fiscal 2005 from $520,000 in fiscal 2004.

	Fiscal 2005		Fiscal 2004	
	Non-Interest Income	% of Total	Non-Interest Income	% of Total
	(In thousands, except percentages)			
Service Charges on Deposits	$ 589	48.84%	$ 520	28.59%
Investment Securities gains	4	0.33	793	43.60
Other	613	50.83	506	27.81
Total Non-Interest Income	$1,206	100.00%	$1,819	100.00%

Non-Interest Expense. Non-interest expense includes salaries and employee benefits, occupancy and equipment expenses, legal and professional fees and other operating expenses associated with the day-to-day operations of the Company. Total non-interest expense for the year ended December 31, 2005 increased by $1.04 million, or 8.63%, to $13.14 million from $12.10 million for the year ended December 31, 2004. The largest component of non-interest expense are salaries and employee benefits which increased by $1.12 million, or 16.21%, to $8.00 million in fiscal 2005 from $6.89 million in fiscal 2004. The increase is due to the addition of personnel in our internal control and compliance departments.

	Fiscal 2005		Fiscal 2004	
	Non-Interest Expense	% of Total	Non-Interest Expense	% of Total
	(In thousands, except percentages)			
Salaries and Employee Benefits	$ 8,002	60.90%	$ 6,886	56.93%
Net Occupancy Expense	1,728	13.15	1,538	12.72
Equipment Expense	397	3.02	357	2.95
FDIC Assessment	272	2.07	115	0.95
Data Processing Expense	198	1.51	157	1.30
Other	2,542	19.35	3,042	25.15
Total Non-Interest Expense	$13,139	100.00%	$12,095	100.00%

Provision for Income Tax. During the years ended December 31, 2005 and 2004, we recorded income tax expense of $5.00 million and $6.13 million, respectively. The tax provisions for federal, state and local taxes recorded for 2005 and 2004 represent effective tax rates of 47.45% and 44.98%, respectively.

Investment Activities

General. The investment policy of the Bank is designed primarily to provide satisfactory yields while maintaining adequate liquidity, a balance of high quality, diversified investments, and minimal risk. The Bank does not as a rule invest in equity securities. The largest component of the Bank's securities investments, representing more than 50% of total investment securities, are debt securities issued by U.S. Government agencies including the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae) or the Government National Mortgage Association (Ginnie Mae). The remainder of the Bank's debt securities investments are primarily short term debt securities issued by the United States or its agencies. The Bank maintains a small portfolio of less than $4 million of high-yield corporate debt securities. Recognizing the higher credit risks of these securities, the Bank underwrites these securities in a manner similar to its loan underwriting procedures.

As required by the Statement of Financial Accounting Standard No. 115 ("SFAS No. 115"), securities are classified into three categories: trading, held-to-maturity and available-for-sale. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with unrealized gains and losses included in trading account activities in the statement of income. Securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. All other securities are classified as available-for-sale. Available-for-sale securities are reported at fair value with unrealized gains and losses included, on an after-tax basis, as a separate component of net worth. The Bank does not have a trading securities portfolio and has no current plans to maintain such a portfolio in the future. The Bank generally classifies all newly purchased debt securities as available for sale in order to maintain the flexibility to sell those securities if the need arises. The Bank has a limited portfolio of securities classified as held to maturity, represented principally by securities purchased a number of years ago.

Federal Home Loan Bank Stock. The Bank owns stock of the Federal Home Loan Bank of New York (the "FHLBNY") which is necessary for it to be a member of the FHLBNY. Membership requires the purchase of stock equal to 1% of the Bank's residential mortgage loans. If the Bank borrows from the FHLBNY, the Bank must own stock at least equal to 5% of its borrowings.

The following table sets forth the cost and fair value of available-for-sale and held-to-maturity securities as of the dates indicated:

	December 31,					
	2006		2005		2004	
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
			(In thousands)			
Available-For-Sale						
U.S. Treasury Notes	$ 5,002	$ 4,990	$ 14,985	$ 14,899	$ 24,896	$ 24,722
U.S. Government Agencies	322,986	317,164	448,196	439,645	471,018	467,271
Mortgage-backed securities	67,472	65,853	81,681	79,686	109,822	109,330
Corporate notes	44,366	44,038	54,590	52,304	21,089	21,627
Municipal securities	5,698	7,187	1,972	2,306	1,307	1,441
Marketable equity securities and other	75,419	75,566	10,351	10,570	6,363	6,577
Total	$520,943	$514,798	$611,775	$599,410	$634,495	$630,968
Held-To-Maturity						
U.S. Government Agencies	$ 433	$ 436	$ 562	$ 573	$ 624	$ 633
Total	$ 433	$ 436	$ 562	$ 573	$ 624	$ 633

The following tables summarize the Company's available-for-sale and held-to-maturity securities:

	December 31, 2006		
	Weighted Average Yield	Cost	Fair Value
	(Dollars in thousands)		
Available-For-Sale			
U.S. Treasury Notes			
Due after one year through five years	4.62%	$ 5,002	$ 4,990
		5,002	4,990
U.S. Government Agencies Obligations			
Due within one year	4.19	31,051	30,921
Due after one year through five years	4.14	200,964	197,212
Due after five years through ten years	4.61	76,931	75,325
Due after ten years	4.06	14,040	13,706
		322,986	317,164
Municipal Obligations			
Due after ten years	9.84	5,698	7,187
		5,698	7,187
Mortgage-backed securities			
Due after one year through five years	4.44	5,101	4,900
Due after five years through ten years	4.07	10,224	9,746
Due after ten years	5.00	52,147	51,207
		67,472	65,853
Corporate Notes			
Due within one year	5.30	15,439	15,438
Due after one year through five years	5.80	7,036	7,027
Due after five years through ten years	4.00	5,000	4,483
Due after ten years	6.79	16,891	17,090
		44,366	44,038
Common Stocks	0.46	329	420
Preferred Stocks	4.44	71,741	71,797
Money market funds	4.37	305	305
Federal Home Loan Bank Stock	6.25	3,044	3,044
		75,419	75,566
		$520,943	$514,798
Held-To-Maturity			
U.S. Government Agencies Obligations			
Due after five years through ten years	6.25	29	29
Due after ten years	6.58	404	407
		$ 433	$ 436

Loan Portfolio

Loan Portfolio Composition. The Company's loans consist primarily of mortgage loans secured by residential and non-residential properties as well as commercial loans which are either unsecured or secured by personal property collateral. Most of the Company's loans are either made to individuals or personally guaranteed by the principals of the business to which the loan is made. At December 31, 2006, 2005 and 2004, the Company had total loans, net of unearned income of $370.92 million, $309.23 million and $286.98 million, respectively, and an allowance for loan losses of $3.77 million, $3.27 million and $2.93 million, respectively. From time to time, the Bank may originate residential mortgage loans, sell them on the secondary market, normally recognizing fee income in connection with the sale.

Interest rates on loans are affected by the demand for loans, the supply of money available for lending, credit risks, the rates offered by competitors and other conditions. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, and legislative tax policies.

In order to manage interest rate risk, the Bank focuses its efforts on loans with interest rates that adjust based upon changes in the prime rate or changes in United States Treasury or similar indices. Generally, credit risks on adjustable-rate loans are somewhat greater than on fixed-rate loans primarily because, as interest rates rise, so do borrowers' payments, increasing the potential for default. The Bank seeks to impose appropriate loan underwriting standards in order to protect against these and other credit related risks associated with its lending operations.

In addition to analyzing the income and assets of its borrowers when underwriting a loan, the Bank obtains independent appraisals on all material real estate in which the Bank takes a mortgage. The Bank generally obtains title insurance in order to protect against title defects on mortgaged property.

Commercial and Mortgage Loans. The Bank originates commercial mortgage loans secured by office buildings, retail establishments, multi-family residential real estate and other types of commercial property. Substantially all of the properties are located in the New York City metropolitan area.

The Bank generally makes commercial mortgage loans with loan to value ratios not to exceed 75% and with terms to maturity that do not exceed 15 years. Loans secured by commercial properties generally involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on such loans are often dependent on successful operation or management of the properties, repayment may be subject, to a greater extent, to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks through its underwriting policies. The Bank evaluates the qualifications and financial condition of the borrower, including credit history, profitability and expertise, as well as the value and condition of the underlying property. The factors considered by the Bank include net operating income; the debt coverage ratio (the ratio of cash net income to debt service); and the loan to value ratio. When evaluating the borrower, the Bank considers the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property and the Bank's lending experience with the borrower. The Bank's policy requires borrowers to present evidence of the ability to repay the loan without having to resort to the sale of the mortgaged property. The Bank also seeks to focus its commercial mortgage loans on loans to companies with operating businesses, rather than passive real estate investors.

Commercial Loans. The Bank makes commercial loans to businesses for inventory financing, working capital, machinery and equipment purchases, expansion, and other business purposes. These loans generally have higher yields than mortgages loans, with maturities of one year, after which the borrower's financial condition and the terms of the loan are re-evaluated.

Commercial loans tend to present greater risks than mortgage loans because the collateral, if any, tends to be rapidly depreciable, difficult to sell at full value and is often easier to conceal. In order to limit these risks, the Bank evaluates these loans based upon the borrower's ability to repay the loan from ongoing operations. The Bank considers the business history of the borrower and perceived stability of the business as important factors when considering applications for such loans. Occasionally, the borrower provides commercial or residential real estate collateral for such loans, in which case the value of the collateral may be a significant factor in the loan approval process.

Residential Mortgage Loans (1 to 4 family loans). The Bank makes residential mortgage loans secured by first liens on one-to-four family owner-occupied or rental residential real estate. At December 31, 2006 and 2005, approximately $143.62 million and $142.81 million, respectively, or 39% and 46%, respectively, of the Company's total loan portfolio consisted of such loans. The Company offers both adjustable rate mortgages ("ARMS") and fixed-rate mortgage loans. The relative proportion of fixed-rate loans versus ARMs originated by the Bank depends principally upon current customer preference, which is generally driven by economic and interest rate conditions and the pricing offered by the Bank's competitors. At December 31, 2006 and 2005, approximately 14% and 4%, respectively, of the Bank's residential one-to-four family owner-occupied first mortgage portfolio were ARMs and approximately 86% and 96%, respectively, were fixed-rate loans. The percentage represented by fixed-rate loans tends to increase during periods of low interest rates. The ARMs generally carry annual caps and life-of-loan ceilings, which limit interest rate adjustments.

The Bank's residential loan underwriting criteria are generally comparable to those required by the Federal National Mortgage Association ("FNMA") and other major secondary market loan purchasers. Generally, ARM credit risks are somewhat greater than fixed-rate loans primarily because, as interest rates rise, the borrowers' payments rise, increasing the potential for default. The Bank's teaser rate ARMs (ARMs with low initial interest rates that are not based upon the index plus the margin for determining future rate adjustments) were underwritten based on the payment due at the fully-indexed rate.

In addition to verifying income and assets of borrowers, the Bank obtains independent appraisals on all residential first mortgage loans and title insurance is required at closing. Private mortgage insurance is required on all loans with a loan-to-value ratio in excess of 80% and the Bank requires real estate tax escrows on such loans. Real estate tax escrows are voluntary on residential mortgage loans with loan-to-value ratios of 80% or less.

Fixed-rate residential mortgage loans are generally originated by the Bank for terms of 15 to 30 years. Although 30 year fixed-rate mortgage loans may adversely affect our net interest income in periods of rising interest rates, the Bank originates such loans to satisfy customer demand. Such loans are generally originated at initial interest rates which exceed the fully indexed rate on ARMs offered at the same time. Fixed-rate residential mortgage loans originated by the Bank generally include due-on-sale clauses, which permit the Bank to demand payment in full if the borrower sells the property without the Bank's consent. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed-rate mortgage loan portfolio, and the Bank will generally exercise its rights under these clauses if necessary to maintain market yields.

ARMs originated in recent years have interest rates that adjust annually based upon the movement of the one year treasury bill constant maturity index, plus a margin of 2.00% to 2.75%. These loans generally have a maximum interest rate adjustment of 2% per year, with a lifetime maximum interest rate adjustment, measured from the initial interest rate, of 5.5% or 6.0%.

The Bank offers a variety of other loan products including residential single family construction loans to persons who intend to occupy the property upon completion of construction, home equity loans secured by junior mortgages on one-to-four family owner-occupied residences, and short-term fixed-rate consumer loans either unsecured or secured by monetary assets such as bank deposits and marketable securities or personal property.

Origination of Loans. Loan originations can be attributed to depositors, retail customers, phone inquiries, advertising, the efforts of the Bank's loan officers, and referrals from other borrowers, real estate brokers and builders. The Bank originates loans primarily through its own efforts, occasionally obtaining loan opportunities as a result of referrals from loan brokers.

At December 31, 2006, the Bank's total capital, net of goodwill and loan loss reserves, was approximately $99.17 million and thus it was generally not permitted to make loans to one borrower in excess of approximately $14.89 million, with an additional amount of approximately $9.93 million being permitted if secured by readily marketable collateral. The Bank was also not permitted to make any single mortgage loan in an amount in excess of approximately $14.89 million. At December 31, 2006, the Bank was in compliance with these standards.

Delinquency Procedures. When a borrower fails to make a required payment on a loan, the Bank attempts to cause the deficiency to be cured by contacting the borrower. The Bank reviews past due loans on a case by case basis, taking the action it deems appropriate in order to collect the amount owed. Litigation may be necessary if other procedures are not successful. Judicial resolution of a past due loan can be delayed if the borrower files a bankruptcy petition because collection action cannot be continued unless the Bank first obtains relief from the automatic stay provided by the Bankruptcy Code.

If a non-mortgage loan becomes delinquent and satisfactory arrangements for payment cannot be made, the Bank seeks to realize upon any personal property collateral to the extent feasible and collect any remaining amount owed from the borrower through legal proceedings, if necessary.

It is the Bank's policy to discontinue accruing interest on a loan when it is 90 days past due or if management believes that continued interest accruals are unjustified. The Bank may continue interest accruals if a loan is more than 90 days past due if the Bank determines that the nature of the delinquency and the collateral are such that collection of the principal and interest on the loan in full is reasonably assured. When the accrual of interest is discontinued, all accrued but unpaid interest is charged against current period income. Once the accrual of interest is discontinued, the Bank records interest as and when received until the loan is restored to accruing status. If the Bank determines that collection of the loan in full is in reasonable doubt, then amounts received are recorded as a reduction of principal until the loan is returned to accruing status.

The following table sets forth information concerning the Company's loan portfolio by type of loan at the dates indicated:

	December 31,									
	2006		2005		2004		2003		2002	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)									
Commercial and professional loans	$ 63,331	17.0%	$ 33,370	10.8%	$ 16,498	5.7%	$ 22,228	7.5%	$ 16,704	6.0%
Secured by real estate										
1 - 4 family	139,611	37.5	139,931	45.1	155,079	53.9	169,589	57.4	180,730	65.4
Multi family	4,013	1.1	2,874	0.9	4,600	1.6	6,608	2.2	8,958	3.2
Non-residential (commercial)	160,417	43.1	132,142	42.6	109,597	38.1	94,956	32.2	65,809	23.8
Consumer	4,763	1.3	2,018	0.6	1,989	0.7	2,239	0.7	4,051	1.6
Total loans	372,135	100.0%	310,335	100.0%	287,763	100.0%	295,620	100.0%	276,252	100.0%
Less: Allowance for loan losses	(3,771)		(3,266)		(2,927)		(2,593)		(2,315)	
Unearned fees	(1,212)		(1,105)		(784)		(864)		(755)	
Loans, net	$367,152		$305,964		$284,052		$292,163		$273,182	

Impaired loan balance, nonaccrual loans and loans greater than 90 days still accruing

The following table sets forth certain information regarding nonaccrual loans, including the ratio of such loans to total assets as of the dates indicated, and certain other related information. The Bank had no foreclosed real estate during these periods and loans past due more than 90 days still accruing were $0 and $74,000 at December 31, 2006 and 2005, respectively.

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in Thousands)				
Nonaccrual loans:					
Commercial and professional loans	$ --	$ --	$ --	$ --	$ --
Consumer	--	3	1	--	--
Secured by real estate	201	253	342	109	59
Total nonaccrual loans	201	256	343	109	59
Accruing loans delinquent 90 days or more	--	74	50	--	--
Total nonperforming loans	$ 201	$ 330	$ 393	$ 109	$ 59
Total nonperforming loans to total assets	.02%	.03%	.04%	.01%	--

The following tables present information regarding the Company's total allowance for loan losses as well as the allocation of such amounts to the various categories of loans at the dates indicated (dollars in thousands):

	December 31, 2006		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 852	22.6%	0.23%
Secured by real estate			
1 - 4 family	634	16.8	0.17
Multi family	54	1.4	0.01
Non-residential	2,166	57.5	0.58
Consumer and other	64	1.7	0.02
General allowance (1)	--	--	--
Total allowance for loan losses	$ 3,771	100.0%	1.01%

(1) The allowance for loan losses is allocated to specific loans as necessary.

	December 31, 2005		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 450	13.8%	0.15%
Secured by real estate			
1 - 4 family	937	28.7	0.30
Multi family	39	1.2	0.01
Non-residential	1,784	54.6	0.57
Consumer and other	27	0.8	0.01
General allowance (1)	29	0.9	0.01
Total allowance for loan losses	$ 3,266	100.0%	1.05%

(1) The allowance for loan losses is allocated to specific loans as necessary.

	December 31, 2004		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 223	7.6%	0.08%
Secured by real estate			
1 - 4 family	775	26.5	0.27
Multi family	62	2.1	0.02
Non-residential	1,398	47.8	0.49
Consumer and other	27	0.9	0.01
General allowance (1)	442	15.1	0.15
Total allowance for loan losses	$ 2,927	100.0%	1.02%

(1) The allowance for loan losses is allocated to specific loans as necessary.

	December 31, 2003		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 300	11.6%	0.10%
Secured by real estate			
1 - 4 family	424	16.3	0.14
Multi family	89	3.4	0.03
Non-residential	1,198	46.2	0.41
Consumer and other	30	1.2	0.01
General allowance (1)	552	21.3	0.19
Total allowance for loan losses	$ 2,593	100.0%	0.88%

(1) The allowance for loan losses is allocated to specific loans as necessary.

	December 31, 2002		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 225	9.7%	0.08%
Secured by real estate			
1 - 4 family	452	19.5	0.16
Multi family	121	5.2	0.04
Non-residential	888	38.4	0.32
Consumer and other	55	2.4	0.02
General allowance (1)	574	24.8	0.21
Total allowance for loan losses	$ 2,315	100.0%	0.83%

(1) The allowance for loan losses is allocated to specific loans as necessary.

The following tables set forth information regarding the aggregate maturities of the Company's loans in the specified categories and the amount of such loans which have fixed and variable rates.

	December 31, 2006			
	Within 1 Year	1 to 5 Years	After 5 Years	Total
	(In thousands)			
Fixed Rate				
Commercial and professional	$ 828	$ 32,036	$ 228	$ 33,092
Non-residential	32,325	30,405	17,482	80,212
Total fixed rate	$ 33,153	$ 62,441	$ 17,710	$ 113,304
Adjustable Rate				
Commercial and professional	12,957	13,827	3,455	30,239
Non-residential	20,816	11,818	52,334	84,968
Total adjustable rate	$ 33,773	$ 25,645	$ 55,789	$ 115,207
Total	$ 66,926	$ 88,086	$ 73,499	$ 228,511

The following table sets forth information with respect to activity in the Company's allowance for loan losses during the periods indicated (in thousands, except percentages):

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Average loans outstanding	$327,210	$287,178	$290,774	$291,586	$265,961
Allowance at beginning of period	3,266	2,927	2,593	2,315	2,030
Charge-offs:					
Commercial and other loans	42	26	24	4	199
Real estate loans	--	--	--	13	--
Total loans charged-off	42	26	24	17	199
Recoveries:					
Commercial and other loans	137	185	178	55	97
Real estate loans	--	--	--	--	--
Total loans recovered	137	185	178	55	97
Net recoveries (charge-offs)	95	159	154	38	(102)
Provision for loan losses charged to operating expenses	410	180	180	240	387
Allowance at end of period	$ 3,771	$ 3,266	$ 2,927	$ 2,593	$ 2,315
Ratio of net recoveries (charge-offs) to average loans outstanding	.03%	.06%	.05%	.01%	(.03)%
Allowance as a percent of total loans	1.01%	1.05%	1.02%	0.88%	0.83%
Total loans at end of period	$372,135	$310,335	$287,763	$295,620	$276,252

Deposits

The Bank concentrates on obtaining deposits from a variety of businesses, professionals and retail customers. The Bank offers a number of different deposit programs, including statement savings accounts, NOW accounts, money market deposits accounts, checking accounts and certificates of deposits with terms from seven days to five years. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. The Bank prices its deposit offerings competitively within the market it serves. These products are designed to attract new customers, retain existing customers and create opportunities to offer other bank products or services. While the market and pricing for deposit funds are very competitive, the Bank believes that personalized, quality service is also an important element in retaining core deposit customers.

The following table summarizes the composition of the average balances of major deposit categories:

	December 31,					
	2006		2005		2004	
	Average Amount	Average Yield	Average Amount	Average Yield	Average Amount	Average Yield
	(Dollars in thousands)					
Demand deposits	$ 47,890	--	$ 44,739	--	$ 38,896	--
NOW and money market	35,141	0.61%	42,756	0.56%	47,677	0.65%
Savings deposits	171,604	2.95	221,374	1.99	224,542	1.55
Time deposits	410,729	4.21	338,834	2.82	309,968	1.94
Total deposits	$665,364	3.39%	$647,703	2.19%	$621,083	1.58%

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $203.59 million, $203.72 million and $109.74 million at December 31, 2006, 2005 and 2004, respectively.

The following table summarizes the maturity distribution of time deposits of $100,000 or more as of December 31, 2006:

	(In thousands)
3 months or less	$103,269
Over 3 months but within 6 months	84,426
Over 6 months but within 12 months	12,714
Over 12 months	3,181
Total	$203,590

Short-Term Borrowings

Securities sold under agreements to repurchase generally mature within 30 days from the date of the transactions. Short-term borrowings consist of Treasury Tax and Loan Note Options and various other borrowings which generally have maturities of less than one year. The details of these categories are presented below:

	Years Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Securities sold under repurchase agreements and federal funds purchased			
Balance at year-end	$ 62,652	$ 73,044	$127,747
Average during the year	$ 56,236	$108,785	$129,794
Maximum month-end balance	$ 79,154	$145,489	$148,753
Weighted average rate during the year	3.75%	3.47%	1.87%
Rate at December 31	4.94%	3.59%	2.27%

Capital Resources and Liquidity

Liquidity

The management of the Company's liquidity focuses on ensuring that sufficient funds are available to meet loan funding commitments, withdrawals from deposit accounts, the repayment of borrowed funds, and ensuring that the Bank and the Company comply with regulatory liquidity requirements. Liquidity needs of the Bank have historically been met by deposits, investments in federal funds sold, principal and interest payments on loans, and maturities of investment securities.

For the parent company, Berkshire Bancorp Inc., liquidity means having cash available to fund operating expenses and to pay stockholder dividends, when and if declared by the Company's Board of Directors. The Company paid cash dividends per share of $.16, $.15 and $.11 in fiscal 2006, 2005 and 2004, respectively. The ability to fund the Company's operations and to pay dividends is not dependent upon the receipt of dividends from the Bank. At December 31, 2006, the Company had cash of approximately $11.5 million and investment securities with a fair market value of $15.9 million.

Contingent Liabilities and Commitments

The Bank maintains financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and stand-by letters of credit. The following table presents the Company's commitments at December 31, 2006.

	Expiration By Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)				
Lines of Credit	$ 38,288	$ 11,148	$ 21,866	$ --	$ 5,274
Standby Letters of Credit	3,423	3,423	--	--	--
Loan Commitments	--	--	--	--	--
Total	$ 41,711	$ 14,571	$ 21,866	$ --	$ 5,274

Contractual Obligations

The following table presents the Company's contractual obligations at December 31, 2006.

	Payments Due By Periods				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Long-Term Debt	$ 75,419	$ 9,302	$ 29,436	$ 14,000	$ 22,681
Operating Leases	3,551	867	1,234	976	474
Time Deposits	423,712	418,413	5,297	2	--
Total Contractual Obligations	$502,682	$428,582	$ 35,967	$ 14,978	$ 23,155

The Company currently has two unconsolidated subsidiaries and no special purpose entities.

Capital

The capital ratios of the Bank and the Company are presently in excess of the requirements necessary to meet the "well capitalized" capital category established by bank regulators. See Note P to the Consolidated Financial Statements.

Interest Rate Risk

Fluctuations in market interest rates can have a material effect on the Bank's net interest income because the yields earned on loans and investments may not adjust to market rates of interest with the same frequency, or with the same speed, as the rates paid by the Bank on its deposits.

Most of the Bank's deposits are either interest-bearing demand deposits or short term certificates of deposit and other interest-bearing deposits with interest rates that fluctuate as market rates change. Management of the Bank seeks to reduce the risk of interest rate fluctuations by concentrating on loans and securities investments with either short terms to maturity or with adjustable rates or other features that cause yields to adjust based upon interest rate fluctuations. In addition, to cushion itself against the potential adverse effects of a substantial and sustained increase in market interest rates, the Bank has purchased off balance sheet interest rate cap contracts which generally provide that the Bank will be entitled to receive payments from the other party to the contract if interest rates exceed specified levels. These contracts are entered into with major financial institutions..

The Company seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of the forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities.

In the banking industry, a traditional measure of interest rate sensitivity is known as "gap" analysis, which measures the cumulative differences between the amounts of assets and liabilities maturing or repricing at various time intervals. The following table sets forth the Company's interest rate repricing gaps for selected maturity periods:

Berkshire Bancorp Inc.
Interest Rate Sensitivity Gap at December 31, 2006
(in thousands, except for percentages)

	3 Months or Less	3 Through 12 Months	1 Through 3 Years	Over 3 Years	Total	Fair Value
Federal funds sold	11,300				11,300	11,300
(Rate)	5.11%					
Interest bearing deposits in banks	4,950	--	--	--	4,950	4,950
(Rate)	4.17%				4.17%	
Loans (1)(2)						
Adjustable rate loans	75,884	11,281	22,208	32,804	142,177	144,075
(Rate)	8.97%	7.66%	6.65%	6.91%	8.03%	
Fixed rate loans	12,680	20,502	23,523	173,253	229,958	230,977
(Rate)	8.59%	7.89%	6.90%	6.61%	6.86%	
Total loans	88,564	31,783	45,731	206,057	372,135	375,052
Investments (3)(4)	144,793	82,033	103,620	190,390	520,836	515,234
(Rate)	4.28%	4.39%	4.31%	4.88%	4.52%	
Total rate-sensitive assets	249,607	113,816	149,351	396,447	909,221	
Deposit accounts (5)						
Savings and NOW	193,945	--	--	--	193,945	193,945
(Rate)	3.19%				3.19%	
Money market	14,413	--	--	--	14,413	14,413
(Rate)	0.70%				0.70%	
Time Deposits	198,474	219,939	5,297	2	423,712	423,161
(Rate)	4.67%	5.02%	2.78%	1.74%	4.83%	
Total deposit accounts	406,832	219,939	5,297	2	632,070	
Repurchase Agreements	59,652	3,000	--	--	62,652	62,606
(Rate)	5.01%	3.52%	--	--	4.94%	
Other borrowings	2,588	6,714	29,436	36,681	75,419	75,569
(Rate)	5.53%	3.46%	3.60%	7.23%	5.42%	
Total rate-sensitive liabilities	469,072	229,653	34,733	36,683	770,141	
Interest rate caps	20,000	(10,000)	(10,000)			20
Gap (repricing differences)	(239,465)	(105,837)	124,618	359,764	139,080	
Cumulative Gap	(239,465)	(345,302)	(220,684)	139,080		
Cumulative Gap to Total Rate Sensitive Assets	(26.33)%	(37.98)%	(24.27)%	15.30%		

(1) Adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled according to their maturity dates.
(2) Includes nonaccrual loans.
(3) Investments are scheduled according to their respective repricing (variable rate loans) and maturity (fixed rate securities) dates.
(4) Investments are stated at book value.
(5) NOW accounts and savings accounts are regarded as readily accessible withdrawal accounts. The balances in such accounts have been allocated among maturity/repricing periods based upon The Berkshire Bank's historical experience. All other time accounts are scheduled according to their respective maturity dates.

Impact of Inflation and Changing Prices

The Company's financial statements measure financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of the Company's operations. The assets and liabilities of the Company are largely monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. In addition, interest rates do not necessarily move in the direction, or to the same extent as the price of goods and services. However, in general, high inflation rates are accompanied by higher interest rates, and vice versa.

New Accounting Pronouncements

Accounting For Fair Value Measurement

In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurements." The Statement is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's results of operations or financial condition.

Accounting For Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (1) recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value and the benefit obligation - in its statement of financial position, with the corresponding credit or charge, net of taxes, upon initial adoption to Other Comprehensive Income; (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, "Employers' Accounting for Pensions", or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; (3) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year end; and (4) expand disclosures in the notes to the financial statements about certain effects on net periodic benefit cost. The Statement also amends SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans for Termination Benefits". An employer who has publicly traded equity securities, such as the Company, is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of its first fiscal year ending after December 15, 2006. For the Company, this is for the year ended December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end is effective for fiscal years ending after December 15, 2008. Based upon the advice of our consultants, management believes that the adoption of this statement for the year ended December 31, 2006 will have no significant effect on Other Comprehensive Income and stockholders' equity.

Accounting For Uncertainty in Income Taxes

On July 13, 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"): an interpretation of FASB No. 109. FIN 48 clarifies the accounting for uncertainty involved in the recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We are currently assessing the impact of FIN 48 on our consolidated financial statements and expect that the adoption of FIN 48 by the Company will result in a decrease in our tax reserves of approximately $950,000 and a corresponding increase to stockholders' equity as of January 1, 2007.

Accounting For Financial Assets

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140." This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset, and that the servicing assets and servicing liabilities be initially measured at fair value. The statement also permits an entity to choose a subsequent measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective as of the beginning of the fiscal year that begins after September 15, 2006. The application of SFAS No. 156 is not expected to have a material impact on the Company's financial condition or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." The Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement also resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interest in Securitized Financial Assets." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain as embedded derivative requiring bifurcation, and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The Statement eliminates the interim guidance in SFAS No. 133 Implementation Issue No. D1, which provided that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133.

In October 2006, the FASB recommended a narrow scope exception for asset backed securities, including mortgage-backed securities, created from pools of loans containing embedded call features, that (a) only contain an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets, and (b) the investor does not control the right to accelerate the settlement. The Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Since the Statement is effective for purchases made by the Company after December 31, 2006, management is unable, at this time, to determine the impact of this statement.

Accounting For Prior Year Misstatements

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the "roll-over" and "iron curtain" method. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements. We currently use the roll-over method for quantifying identified financial statement misstatements.

SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the Company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company does not expect the adoption of SAB 108 will have a material effect on the Company's results of operations or financial condition as management is not aware of any prior year misstatements in the Company's financial statements.

Accounting For Stock Based Compensation

In December 2004, the Financial Accounting Standards Board (the "FASB") issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company's previous accounting under Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123(R) is effective for all annual periods beginning after June 15, 2005 or our fiscal year 2006. In March 2005, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123(R).

The Company adopted SFAS 123(R) in the first quarter of fiscal year 2006. The adoption of SFAS 123(R) did not have an impact on its operating results and financial condition because the Company made no stock-based compensation payments in fiscal 2006. The pro forma information presented in Note B9, Stock Based Compensation, presents the estimated compensation charges under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

At December 31, 2006, the Company has one stock-based employee compensation plan. The Company accounted for that plan under the recognition and measurement principles of APB 25 and related interpretations. Stock-based employee compensation costs were not reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The Company did not grant stock options during 2006, 2005 and 2004, and we have no plans to grant significant stock options, if any, in 2007. Therefore, we do not expect the implementation of FAS 123(R) to affect our financial position or results of operations in the near future.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2003, the Emerging Issues Task Force (the "EITF") of the FASB issued EITF Abstract 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (EITF Issue No. 03-1). In March 2004, the EITF reached a consensus on EITF Issue No. 03-1 and in September 2004, the FASB issued a proposed Board-directed FASB Staff Position (an "FSP"), FSP EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1" (FSP EITF 03-1-a). The guidance in FSP EITF 03-1-a is applicable for investments in (a) debt and equity securities that are within the scope of SFAS Nos. 115 and 124, and (b) equity securities that are not subject to the scope of FAS 115 and 124 and not accounted for under the equity method of accounting, "cost-method investments."

The final FSP, retitled FSP FAS 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," nullifies certain requirements of EITF No. 03-1 and supersedes EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP FAS 115-1 and FAS 124-1 specifically (a) nullifies the requirements of paragraphs 10-18 of EITF No. 03-1,

(b) carries forward the requirements of paragraphs 8 and 9 with respect to cost-method-investments and the disclosure requirements included in paragraphs 21 and 22 of EITF No. 03-1 and related examples, and (c) references existing other-than-temporary impairment guidance. FSP FAS 115-1 and FAS 124-1 establishes a three-step approach for determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.

Application of the guidance in FSP FAS 115-1 and FAS 124-1, applicable to reporting periods beginning after December 15, 2005, did not have a material adverse effect on our consolidated financial statements.

Internal Control Over Financial Reporting

The current objective of the Company's Internal Control Program is to allow the Bank and management to comply with Part 363 of the FDIC's regulations ("FDICIA") and to allow the Company to comply with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Act"). In November 2005, the FDIC amended Part 363 of its regulations by raising the asset-size threshold from $500 million to $1 billion for internal control assessments by management and external auditors. The final rule was effective December 28, 2005.

Section 302 of the Act requires the CEOs and CFOs of the Company to (i) certify that the annual and quarterly reports filed with the Securities and Exchange Commission are accurate and (ii) acknowledge that they are responsible for establishing, maintaining and periodically evaluating the effectiveness of the disclosure controls and procedures. Section 404 of the Act requires management to (i) report on internal control over financial reporting, (ii) assess the effectiveness of such internal controls, and (iii) obtain an external auditor's report on management's assessment of its internal control. The Company is not an accelerated filer as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Therefore, the Company is not required to comply with Section 404 until the year ending December 31, 2007.

The Committee of Sponsoring Organizations (COSO) methodology may be used to document and test the internal controls pertaining to the accuracy of Company issued financial statements and related disclosures. COSO requires a review of the control environment (including anti-fraud and audit committee effectiveness), risk assessment, control activities, information and communication, and ongoing monitoring.

ITEM 7A. Quantitative and Qualitative Disclosure About Market Risk.

See Item 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Risk

ITEM 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
of Berkshire Bancorp Inc.

We have audited the accompanying consolidated balance sheets of Berkshire Bancorp Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Berkshire Bancorp Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York
March 28, 2007

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	December 31, 2006	December 31, 2005
ASSETS		
Cash and due from banks	$ 8,061	$ 9,825
Interest bearing deposits	4,950	4,457
Federal funds sold	11,300	13,600
Total cash and cash equivalents	24,311	27,882
Investment Securities:		
Available-for-sale	514,798	599,410
Held-to-maturity, fair value of $436 in 2006 and $573 in 2005	433	562
Total investment securities	515,231	599,972
Loans, net of unearned income	370,923	309,230
Less: allowance for loan losses	(3,771)	(3,266)
Net loans	367,152	305,964
Accrued interest receivable	6,397	6,784
Premises and equipment, net	9,338	8,602
Goodwill, net	18,549	18,549
Other assets	7,678	9,699
Total assets	$ 948,656	$ 977,452
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 49,418	$ 50,269
Interest bearing	632,071	629,991
Total deposits	681,489	680,260
Securities sold under agreements to repurchase	62,652	73,044
Long term borrowings	52,738	83,201
Subordinated debt	22,681	22,681
Accrued interest payable	8,110	5,731
Other liabilities	5,209	3,825
Total liabilities	832,879	868,742
Stockholders' equity		
Preferred stock - $.10 Par value: 2,000,000 shares authorized - none issued	--	--
Common stock - $.10 par value Authorized -- 10,000,000 shares Issued -- 7,698,285 shares Outstanding -- December 31, 2006, 6,877,881 shares December 31, 2005, 6,890,556 shares	770	770
Additional paid-in capital	90,659	90,594
Retained earnings	37,285	33,504
Accumulated other comprehensive loss, net	(4,772)	(8,415)
Treasury Stock December 31, 2006, 820,404 shares December 31, 2005, 807,729 shares	(8,165)	(7,743)
Total stockholders' equity	115,777	108,710
Total liabilities and stockholders' equity	$ 948,656	$ 977,452

The accompanying notes are an integral part of these statements

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	For The Years Ended December 31,		
	2006	2005	2004
INTEREST INCOME			
Federal funds sold and interest bearing deposits	$ 350	$ 302	$ 63
Investment securities	24,027	25,355	21,120
Loans, including related fees	23,844	19,399	18,825
Total interest income	48,221	45,056	40,008
INTEREST EXPENSE			
Deposits	22,559	14,191	9,833
Short-term borrowings	2,110	3,167	2,422
Long-term borrowings	4,517	5,041	3,661
Total interest expense	29,186	22,399	15,916
Net interest income	19,035	22,657	24,092
PROVISION FOR LOAN LOSSES	410	180	180
Net interest income after provision for loan losses	18,625	22,477	23,912
NON-INTEREST INCOME			
Service charges on deposit accounts	588	589	520
Investment securities gains	2,336	4	793
Other income	769	613	506
Total non-interest income	3,693	1,206	1,819
NON-INTEREST EXPENSE			
Salaries and employee benefits	8,481	8,002	6,886
Net occupancy expense	1,961	1,728	1,538
Equipment expense	108	397	357
FDIC assessment	85	272	115
Data processing expense	366	198	157
Other	2,581	3,542	3,042
Total non-interest expense	13,582	13,139	12,095
Income before provision for income taxes	8,736	10,544	13,636
Provision for income taxes	3,856	5,003	6,134
Net income	$ 4,880	$ 5,541	$ 7,502
Net income per share:			
Basic	$ .71	$ .81	$ 1.12
Diluted	$ .70	$ .80	$ 1.10
Number of shares used to compute net income per share:			
Basic	6,891	6,805	6,672
Diluted	6,976	6,939	6,848
Dividends per share	$ .16	$ .15	$ .11

The accompanying notes are an integral part of these statements

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2006, 2005 and 2004
(In Thousands)

	Common Shares	Stock Par value	Additional paid-in capital	Accumulated other comprehensive (loss) net	Retained earnings	Treasury stock	Comprehensive income	Total stockholders' equity
Balance at January 1, 2004	2,566	$256	$89,866	$ 775	$ 22,960	$(10,367)		$103,490
Net income					7,502		7,502	7,502
Exercise of stock options			(90)			1,361		1,271
Acquisition of treasury shares						(69)		(69)
Effect of reverse one-for-ten stock split	(2,309)	(230)	(233)					(463)
Effect of thirty-for-one stock dividend	7,441	744			(744)			
Other comprehensive (loss) net of reclassification adjustment and taxes				(3,377)			(3,377)	(3,377)
Comprehensive income							$ 4,125	
Cash dividends					(735)			(735)
Balance at December 31, 2004	7,698	770	89,543	(2,602)	28,983	(9,075)		107,619
Net income					5,541		5,541	5,541
Exercise of stock options			354			1,332		1,686
Deferred tax benefit from exercise of stock options			697					697
Other comprehensive (loss) net of reclassification adjustment and taxes				(5,813)			(5,813)	(5,813)
Comprehensive loss							$ (272)	
Cash dividends					(1,020)			(1,020)
Balance at December 31, 2005	7,698	$770	$90,594	$(8,415)	$ 33,504	$ (7,743)		$108,710
Net income					4,880		4,880	4,880
Acquisition of treasury shares						(790)		(790)
Exercise of stock options			(19)			368		349
Deferred tax benefit from exercise of stock options			84					84
Other comprehensive income net of reclassification adjustment and taxes				3,643			3,643	3,643
Comprehensive income							$ 8,523	
Cash dividends					(1,099)			(1,099)
Balance at December 31, 2006	7,698	$770	$90,659	$(4,772)	$ 37,285	$ (8,165)		$115,777

The accompanying notes are an integral part of these statements

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For The Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,880	$ 5,541	$ 7,502
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized gains on investment securities	(2,336)	(4)	(793)
Net (accretion) amortization of premiums of investment securities	(595)	(3)	2,282
Depreciation and amortization	727	650	590
Provision for loan losses	410	180	180
CHANGES IN ASSETS AND LIABILITIES:			
Decrease (increase) in accrued interest receivable	387	(770)	(716)
Decrease (increase) in other assets	2,021	(3,030)	(3,873)
Increase in accrued interest payable and other liabilities	3,763	3,640	538
Net cash provided by operating activities	9,257	6,204	5,710
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment securities available for sale			
Purchases	(489,737)	(378,781)	(1,740,889)
Sales, maturities and calls	580,923	404,533	1,674,188
Investment securities held to maturity			
Purchases	--	--	91
Maturities	129	62	--
Net (increase) decrease in loans	(61,598)	(22,092)	7,931
Acquisition of premises and equipment	(1,463)	(575)	(602)
Net cash provided by (used in) investing activities	28,254	3,147	(59,281)

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For The Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in non interest bearing deposits	(851)	8,078	3,769
Net increase in interest bearing deposits	2,080	52,294	11,864
(Decrease) increase in securities sold under agreements to repurchase	(10,392)	(54,703)	13,356
Proceeds from long term debt	2,000	20,000	37,164
Repayment of long term debt	(32,463)	(32,404)	(19,304)
Proceeds from issuance of subordinated debentures, net	--	7,217	14,791
Acquisition of treasury stock	(790)	--	(69)
Proceeds from exercise of common stock options	433	1,686	1,271
Cash paid for fractional shares	--	--	(463)
Dividends paid	(1,099)	(1,020)	(735)
Net cash (used in) provided by financing activities	(41,082)	1,148	61,644
Net (decrease) increase in cash and cash equivalents	(3,571)	10,499	8,073
Cash and cash equivalents at beginning of year	$ 27,882	$ 17,383	$ 9,310
Cash and cash equivalents at end of year	$ 24,311	$ 27,882	$ 17,383
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash used to pay interest	$ 26,807	$ 19,184	$ 15,608
Cash used to pay income taxes, net of refunds	$ 4,163	$ 6,716	$ 5,960

The accompanying notes are an integral part of these statements

Note A - ORGANIZATION AND CAPITALIZATION

Organization

Berkshire Bancorp Inc. ("Berkshire" or the "Company" or "we" and similar pronouns), a Delaware corporation, is a bank holding company registered under the Bank Holding Company Act of 1956. Berkshire's principal activity is the ownership and management of its wholly owned subsidiary, The Berkshire Bank (the "Bank"), a New York State chartered commercial bank.

The Bank was established in 1989 to provide highly personalized services to high net worth individuals and to small and mid-sized commercial businesses primarily from the New York City metropolitan area. In March 2001, the Company expanded its customer base and market area with the acquisition of GSB Financial Corporation. The Bank's main office and branch is in mid-town Manhattan. The Bank has one other branch in lower Manhattan, four branches in Brooklyn, New York, four branches in Orange and Sullivan Counties in New York State, and one branch in Ridgefield, New Jersey.

The Bank competes with other banking and financial institutions in its markets. Commercial banks, savings banks, savings and loan associations, mortgage bankers and brokers, and credit unions actively compete for deposits and loans. Such institutions, as well as consumer finance, mutual funds, insurance companies, and brokerage and investment banking firms may be considered to be competitors of the Bank with respect to one or more of the services provided by the Bank.

The Company and the Bank are subject to the regulations of certain state and federal agencies and, accordingly, are periodically examined by those regulatory authorities. As a consequence of such regulation of banking activities, the Bank's business may be affected by state and federal legislation.

Stock Split and Stock Dividend

At the Annual Meeting of Stockholders held on May 18, 2004, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation effecting a one-for-ten reverse stock split of the Company's issued and outstanding Common Stock (the "Reverse Split"). Following the effectiveness of the Reverse Split, the Company's Board of Directors declared a thirty-for-one forward stock split in the form of a stock dividend in Common Stock which became effective immediately. The Company paid approximately $463,000 to purchase fractional shares from stockholders as part of the Reverse Split. The Company's Common Stock began trading on May 19, 2004 giving effect to these transactions.

Trust Preferred Securities

As of May 18 2004, the Company established Berkshire Capital Trust I, a Delaware statutory trust, ("BCTI"). The Company owns all the common capital securities of BCTI. BCTI issued $15.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of BCTI's common capital securities, in the Company through the purchase of $15.464 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of BCTI, mature on July 23, 2034 and bear interest at a floating rate, three month LIBOR plus 2.70%.

On April 1, 2005, the Company established Berkshire Capital Trust II, a Delaware statutory trust, ("BCTII"). The Company owns all the common capital securities of BCTII. BCTII issued $7.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of BCTII's common capital securities, in the Company through the purchase of $7.217 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "2005 Debentures") issued by the Company. The 2005 Debentures, the sole assets of BCTII, mature on May 23, 2035 and bear interest at a floating rate, three month LIBOR plus 1.95%.

Note A - (continued)

Based on current interpretations of the banking regulators, the 2004 Debentures and 2005 Debentures (collectively, the "Debentures") qualify under the risk-based capital guidelines of the Federal Reserve as Tier 1 capital, subject to certain limitations. The Debentures are callable by the Company, subject to any required regulatory approvals, at par, in whole or in part, at any time after five years from the date of issuance. The Company's obligations under the Debentures and related documents, taken together, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by the Company of the obligations of BCTI and BCTII under the preferred capital securities sold by BCTI and BCTII to investors. FIN46(R) precludes consideration of the call option embedded in the preferred capital securities when determining if the Company has the right to a majority of BCTI and BCTII expected residual returns. Accordingly, BCTI and BCTII are not included in the consolidated balance sheet of the Company.

The Federal Reserve has issued guidance on the regulatory capital treatment for the trust-preferred securities issued by BCTI and BCTII. This rule would retain the current maximum percentage of total capital permitted for Trust Preferred Securities at 25%, but would enact other changes to the rules governing Trust Preferred Securities that affect their use as part of the collection of entities known as "restricted core capital elements." The rule would take effect March 31, 2009; however, a five year transition period starting March 31, 2004 and leading up to that date would allow bank holding companies to continue to count Trust Preferred Securities as Tier 1 Capital after applying FIN-46(R). Management has evaluated the effects of this rule and does not anticipate a material impact on its capital ratios when the proposed rule is finalized.

Note B - SUMMARY OF ACCOUNTING POLICIES

1. **Basis of Financial Statement Presentation**

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and predominant practice within the banking industry, and include the accounts of Berkshire Bancorp Inc. and its wholly owned subsidiaries, Greater American Finance Group, Inc. ("GAFG"), East 39, LLC and the Bank, (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimates that are susceptible to significant change in the near term relates to the allowance for loan losses, goodwill, and deferred tax assets and liabilities. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

Substantially all outstanding goodwill resulted from the acquisition of The Berkshire Bank and Goshen Savings Bank, depository institutions concentrating in the New York City and Orange and Sullivan County communities, respectively. As the result of the market penetration in these New York areas, the Company had formulated its own strategy to create such a market role. Accordingly, implicit in the purchase of these franchises was the acquisition of that role. However, if such benefits, including new business, are not derived or the Company changes its business plan, an impairment may be recognized.

Note B - (continued)

The Company recognizes deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carryforwards and tax credits. Deferred tax assets are subject to management's judgment based upon available evidence that future realization is more likely than not. If management determines that the Company may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

The Company is required to provide disclosures under Statement of Financial Accounting Standards ("SFAS") 131, "Disclosures About Segments of an Enterprise and Related Information." Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company has one operating segment and, accordingly, one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

2. **Investment Securities**

The Company accounts for its investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments in securities are classified in one of three categories: held to maturity, trading or available for sale. Investments for which management has both the ability and intent to hold to maturity, are carried at cost, adjusted for the amortization of premiums and accretion of discounts computed by the interest method. Investments which management believes may be sold prior to maturity due to changes in interest rates, prepayment risk and equity, liquidity requirements or other factors, are classified as available for sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity and excluded from the determination of net income. Gains or losses on disposition are based on the net proceeds and cost of the securities sold, adjusted for amortization of premiums and accretion of discounts, using the specific identification method.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2003, the Emerging Issues Task Force (the "EITF") of the FASB issued EITF Abstract 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (EITF Issue No. 03-1). In March 2004, the EITF reached a consensus on EITF Issue No. 03-1 and in September 2004, the FASB issued a proposed Board-directed FASB Staff Position (an "FSP"), FSP EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1" (FSP EITF 03-1-a). The guidance in FSP EITF 03-1-a is applicable for investments in (a) debt and equity securities that are within the scope of SFAS Nos. 115 and 124, and (b) equity securities that are not subject to the scope of FAS 115 and 124 and not accounted for under the equity method of accounting, "cost-method investments."

The final FSP, retitled FSP FAS 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," nullifies certain requirements of EITF No. 03-1 and supersedes EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP FAS 115-1 and FAS 124-1 specifically (a) nullifies the requirements of paragraphs 10-18 of EITF No. 03-1,

Note B - (continued)

(b) carries forward the requirements of paragraphs 8 and 9 with respect to cost-method-investments and the disclosure requirements included in paragraphs 21 and 22 of EITF No. 03-1 and related examples, and (c) references existing other-than-temporary impairment guidance. FSP FAS 115-1 and FAS 124-1 establishes a three-step approach for determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.

Application of the guidance in FSP FAS 115-1 and FAS 124-1, applicable to reporting periods beginning after December 15, 2005, did not have a material adverse effect on our consolidated financial statements.

3. **Loans and Allowance for Loan Losses**

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal and are net of unearned discount, unearned loan fees and an allowance for credit losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loan principal considered to be uncollectible by management is charged against the allowance for credit losses. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible based upon an evaluation of known and inherent risks in the loan portfolio. The evaluation takes into consideration such factors as changes in the nature and size of the loan portfolio, overall portfolio quality, specific problem or impaired loans, and current economic conditions which may affect the borrowers' ability to pay. The evaluation details historical losses by loan category, the resulting loss rates for which are projected at current loan total amounts.

The Company accounts for its impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral-dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

Interest income is accrued as earned on a simple interest basis. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on such non-accrual status, all accumulated accrued interest receivable applicable to periods prior to the current year is charged off to the allowance for loan losses. Interest which had accrued in the current year is reversed out of current period income. Loans 90 days or more past due and still accruing interest must have both principal and accruing interest adequately secured and must be in the process of collection.

The Company follows the provisions of SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," SFAS No. 140 is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. SFAS No. 140 provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings. The Company adopted SFAS 140 on April 1, 2001 and the adoption did not have a material impact upon the Company's consolidated financial statements.

Note B - (continued)

In October 2003, the AICPA issued SOP 03-3 Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan with the evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable at acquisition, that the Company will be unable to collect all contractually required payments receivable. SOP 03-3 requires that the Company recognize the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan as the accretable yield. The loan's contractual required payments receivable in excess of the amount of its cash flows excepted at acquisition (nonaccretable difference) should not be recognized as an adjustment to yield, a loss accrual or a valuation allowance for credit risk. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. The adoption of SOP 03-3 did not have a significant impact on the financial condition or results of operations of the Company.

Loan Commitments Accounted for as Derivative Instruments

The SEC staff recently released Staff Accounting Bulletin (SAB) 105, "Loan Commitments Accounted for as Derivative Instruments." SAB 105 provides guidance about the measurement of loan commitments recognized at fair value under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on our consolidated financial statements.

The Company adopted SFAS No. 149 ("SFAS No. 149"), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities, on July 1, 2003. SFAS No. 149 clarifies and amends SFAS No. 133 for implementation issues raised by constituents or includes the conclusions reached by the FASB on certain FASB Staff Implementation Issues. Statement No. 149 also amends SFAS No. 133 to require a lender to account for loan commitments related to mortgage loans that will be held for sale as derivatives. SFAS No. 149 is effective for contracts entered into or modified after September 30, 2003. The Company periodically enters into commitments with its customers, which it intends to sell in the future. The adoption of SFAS No. 149 did not have a material impact on the Company's financial position or results of operations.

The Bank has entered into interest rate cap agreements in order to hedge its exposure to interest rate fluctuations. The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, as of January 1, 2001. The statement requires the Company to recognize all derivative instruments at fair value as either assets or liabilities. Financial derivatives are reported at fair value in other assets or other liabilities. For derivatives not designated as hedges, the gain or loss is recognized in current earnings. Amounts reclassed into earnings, when the hedged transaction culminates, are included in interest income.

4. **Bank Premises and Equipment**

Bank premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Note B - (continued)

5. **Other Real Estate Owned**

Other real estate owned, representing property acquired through foreclosure, is recorded at the lower of cost or estimated fair market value, less costs of disposal. When property is acquired, the excess, if any, of the loan balance over fair market value is charged to the allowance for loan losses. Periodically thereafter, the asset is reviewed for subsequent declines in the estimated fair market value. Subsequent declines, if any, and holding costs, as well as gains and losses on subsequent sale, are included in the consolidated statements of operations.

6. **Goodwill**

Goodwill resulting from the acquisition of The Berkshire Bank in 1999 and GSB Financial Corporation in 2001 is accounted for under SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. The Company performs such tests annually and did not identify any impairment on its outstanding goodwill and its identifiable intangible assets from its most recent testing, performed at September 30, 2006.

7. **Income Taxes**

The Company accounts for income taxes under the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are allowance for loan losses, deferred loan fees, deferred compensation and securities available for sale.

8. **Net Income Per Share**

The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

9. **Stock Based Compensation**

At December 31, 2006, the Company has one stock-based employee compensation plan, which is more fully described in Note K. The Company accounts for that plan in accordance with SFAS Statement No. 123(R), "Share Based Payment." Previously, the Company accounted for that plan in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations.

Note B - (continued)

Under APB No. 25, stock-based employee compensation costs were not reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to stock-based employee compensation.

	For The Years Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Net income	$ 4,880	$ 5,541	$ 7,502
Less: Stock based compensation costs determined under fair value methods for all awards	--	--	--
	$ 4,880	$ 5,541	$ 7,502
Basic earnings per share	$ .71	$ .81	$ 1.12
	.71	.81	1.12
Diluted earnings per share	.70	.80	1.10
	.70	.80	1.10

The fair value of each option was estimated on the date of grant using the Black-Scholes options-pricing model using weighted-average assumptions for expected volatility, risk-free interest and expected life of the option. The Company did not grant stock options in fiscal 2006, 2005 and 2004. There was no stock based compensation expense in 2006.

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company's previous accounting under APB 25. SFAS 123(R) is effective for all annual periods beginning after June 15, 2005 or our fiscal year 2006. In March 2005, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123(R). The Company adopted SFAS 123(R) in the first quarter of fiscal year 2006. The adoption of SFAS 123(R) did not have a material impact on our financial position or results of operations.

10. **Cash Equivalents**

The Company considers all highly liquid debt investments purchased with an original maturity of three months or less, and amounts due from brokers to be cash equivalents.

11. **Restrictions on Cash and Due From Banks**

The Bank is required to maintain reserves against customer demand deposits by keeping cash on hand or balances with the Federal Reserve Bank in a non-interest bearing account. The amounts of those reserve and cash balances was approximately $2,617,000 and $2,589,000 at December 31, 2006 and 2005, respectively.

Note B - (continued)

12. **Comprehensive Income**

The Company follows the provisions of SFAS No. 130, "Reporting Comprehensive Income" which includes net income as well as certain other items, which results in a change to equity during the period. (In thousands.)

	Year Ended December 31, 2006		
	Before tax amount	Tax (expense) benefit	Net of tax Amount
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) arising during period	$ 8,673	$(3,511)	$ 5,162
Less reclassification adjustment for gains realized in net income	2,336	(934)	1,402
Unrealized gain on investment securities	6,337	(2,577)	3,760
Change in minimum pension liability	(117)	--	(117)
Other comprehensive income, net	$ 6,220	$(2,577)	$ 3,643

	Year Ended December 31, 2005		
	Before tax amount	Tax (expense) benefit	Net of tax Amount
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) arising during period	$ (8,834)	$ 3,313	$ (5,521)
Less reclassification adjustment for gains realized in net income	4	(1)	3
Unrealized (loss) on investment securities	(8,838)	3,314	(5,524)
Change in minimum pension liability	(289)	--	(289)
Other comprehensive income (loss), net	$ (9,127)	$ 3,314	$ (5,813)

	Year Ended December 31, 2004		
	Before tax amount	Tax (expense) benefit	Net of tax Amount
Unrealized gains (losses) on investment securities:			
Unrealized holding gains arising during period	$ (4,014)	$ 1,711	$ (2,303)
Less reclassification adjustment for gains realized in net income	793	(317)	476
Unrealized (loss) on investment securities	(4,807)	2,028	(2,779)
Change in minimum pension liability	(598)	--	(598)
Other comprehensive income (loss), net	$ (5,405)	$ 2,028	$ (3,377)

13. **Reclassifications**

Certain amounts in the December 31, 2005 and 2004 financial statements have been reclassified to conform to the current period's presentation.

Note C - INVESTMENT SECURITIES

The following is a summary of held to maturity investment securities:

	December 31, 2006			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Investment securities				
U.S. Government Agencies	$ 433	$ 4	$ (1)	$ 436

	December 31, 2005			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Investment securities				
U.S. Government Agencies	$ 562	$ 11	$ --	$ 573

The following is a summary of available-for-sale investment securities:

	December 31, 2006			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Investment securities				
U.S. Treasury and Notes	$ 5,002	$ --	$ (12)	$ 4,990
U.S. Government Agencies	322,986	--	(5,822)	317,164
Mortgage-backed securities	67,472	92	(1,711)	65,853
Corporate notes	44,366	334	(662)	44,038
Municipal securities	5,698	1,489	--	7,187
Marketable equity securities and other	75,419	216	(69)	75,566
Totals	$520,943	$ 2,131	$ (8,276)	$514,798

Note C - (continued)

	December 31, 2005			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Investment securities				
U.S. Treasury and Notes	$ 14,985	$ --	$ (86)	$ 14,899
U.S. Government Agencies	448,196	--	(8,551)	439,645
Mortgage-backed securities	81,681	112	(2,107)	79,686
Corporate notes	54,590	352	(2,638)	52,304
Municipal securities	1,972	334	--	2,306
Marketable equity securities and other	10,351	284	(65)	10,570
Totals	$611,775	$ 1,082	$(13,447)	$599,410

The Company has investments in certain debt and equity securities that have unrealized losses or may be otherwise impaired, but an other-than-temporary impairment has not been recognized in the financial statements. The following table indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2006 (in thousands):

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities						
U.S. Treasury and Notes	$ --	$ --	$ 4,990	$ 12	$ 4,990	$ 12
U.S. Government Agencies	12,061	9	305,104	5,813	317,165	5,822
Mortgage-backed securities	1,732	52	49,454	1,659	51,186	1,711
Corporate notes	--	--	10,939	662	10,939	662
Municipal securities	--	--	--	--	--	--
Subtotal, debt securities	13,793	61	370,487	8,146	384,280	8,207
Marketable equity securities and other	--	--	13	69	13	69
Total temporarily impaired securities	$ 13,793	$ 61	$370,500	$ 8,215	$384,293	$ 8,276

The Company had a total of 86 debt securities with a fair market value of $384.28 million which were temporarily impaired at December 31, 2006. The total unrealized loss on these securities was $8.26 million, of which $8.11 million is attributable to increases in interest rates which have decreased the market value of these securities. The remaining unrealized loss of $153,000 is on 2 corporate notes which are currently reorganizing in U.S. bankruptcy court. We have the ability to hold these securities to maturity, all but 7 of which are US Government and US Government Agency securities, therefore, the unrealized losses associated with these securities are not considered to be other than temporary.

The Company also had 2 equity securities with an aggregated fair market value of $13,000 which were temporarily impaired at December 31, 2006. The total unrealized loss on these securities was $57,000. Based upon our review of the available information, such unrealized losses are not considered to be other than temporary.

Note C - (continued)

The amortized cost and fair value of investment securities available for sale and held to maturity, by contractual maturity, at December 31, 2006 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2006			
	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Due in one year or less	$ 46,490	$ 46,359	$ --	$ --
Due after one through five years	218,102	214,129	29	29
Due after five through ten years	92,156	89,554	--	--
Due after ten years	88,776	89,190	404	407
Marketable equity securities and other	75,419	75,566	--	--
Totals	$520,943	$514,798	$ 433	$ 436

Gross gains realized on the sales of investment securities for the years ended December 31, 2006, 2005 and 2004 were approximately $2,342,000, $10,000 and $965,000, respectively. Gross losses were approximately $5,000, $6,000 and $172,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006 and 2005, securities sold under agreements to repurchase with a book value of approximately $62.65 million and $73.04 million, respectively, were outstanding. The book value of the securities pledged for these repurchase agreements was $71.30 million and $77.15 million, respectively. As of December 31, 2006 and 2005, the Company did not have any investment securities of any one issuer where the carrying value exceeded 10% of shareholders' equity.

Note D - LOANS

Major classifications of loans are as follows:

	December 31, 2006	December 31, 2005
	(In thousands)	
Commercial and professional loans	$ 63,331	$ 33,370
Secured by real estate		
1 - 4 family	139,611	139,931
Multi family	4,013	2,874
Non-residential	160,417	132,142
Consumer	4,763	2,018
	372,135	310,335
Deferred loan fees	(1,212)	(1,105)
Allowance for loan losses	(3,771)	(3,266)
	$367,152	$305,964

Changes in the allowance for loan losses are as follows:

	For The Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Balance at beginning of year	$ 3,266	$ 2,927	$ 2,593
Provision charged to operations	410	180	180
Loans charged off	(42)	(26)	(24)
Recoveries	137	185	178
Balance at end of year	$ 3,771	$ 3,266	$ 2,927

The Bank had $201,000, $256,000 and $343,000 of non accrual loans as of December 31, 2006, 2005 and 2004, respectively, and $0, $74,000 and $50,000 of loans delinquent more than ninety days and still accruing interest at December 31, 2006, 2005 and 2004, respectively. The Bank classified the two non accrual loans of $201,000 as impaired loans at December 31, 2006. However, no specific allocation from the allowance for loan losses was made because the collateral underlying each loan was deemed to be sufficient to cover any loss in the event of a default.

In accordance with banking regulations, the Bank, from time to time, enters into lending transactions in the ordinary course of business with directors, executive officers, principal stockholders and affiliates of such persons on the same terms as those prevailing for comparable transactions with other borrowers. At December 31, 2006, loans to these related parties amounted to $11.2 million, were current as to principal and interest payments, and do not involve more than normal risk of collectibility. An analysis of activity in loans to related parties for the year ended December 31, 2006, resulted in new loans of $0 and repayments of approximately $1.1 million.

Note E - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	Estimated useful lives	December 31, 2006	December 31, 2005
		(In thousands)	
Land	Indefinite	$ 3,572	$ 3,817
Buildings	39 years	5,190	4,059
Furniture and equipment	3 to 10 years	3,052	2,890
Leasehold improvements	2 to 10 years	1,653	1,239
		13,467	12,005
Accumulated depreciation and amortization		(4,129)	(3,403)
Total		$ 9,338	$ 8,602

Depreciation and amortization expense was approximately $727,000, $650,000 and $590,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note F - DEPOSITS

The aggregate amount of jumbo certificates of deposits greater than $100,000 were approximately $203.59 million and $203.72 million as of December 31, 2006 and 2005, respectively.

The scheduled maturities of all certificates of deposit are as follows:

	December 31, 2006
	(In thousands)
2007	$ 418,413
2008	5,284
2009	13
2010	2
	$ 423,712

Note G - BORROWINGS

Short-Term Borrowings. Securities sold under agreements to repurchase generally mature within 30 days from the date of the transactions. Short-term borrowings consist of various borrowings which generally have maturities of less than one year. The details of these categories are presented below:

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in Thousands)		
Securities sold under repurchase agreements and federal funds purchased			
Balance at year-end	$ 62,652	$ 73,044	$127,747
Average during the year	$ 56,236	$108,785	$129,794
Maximum month-end balance	$ 79,154	$145,489	$148,753
Weighted average rate during the year	3.75%	3.47%	1.87%
Rate at December 31	4.94%	3.59%	2.27%

Note G - (continued)

Long-Term Borrowings At December 31, 2006, advances from the Federal Home Loan Bank ("FHLB") totaling $52.74 million will mature within one to five years and are reported as long-term borrowings. The advances are collateralized by FHLB stock and certain first mortgage loans. The advances had a weighted average rate of 4.38%. Unused lines of credit at the FHLB were $185.8 million at December 31, 2006.

Outstanding long-term borrowings mature as follows (in thousands):

Year	Amount
2007	$ 9,302
2008	17,812
2009	11,624
2010	14,000
Total	$ 52,738

Note H - EARNINGS PER SHARE

The Company's calculation of earnings per share in accordance with SFAS No. 128 is as follows:

	Year Ended December 31, 2006 (In thousands, except per share data)		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 4,880	6,891	$ .71
Effect of dilutive securities Options	--	85	(.01)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 4,880	6,976	$ .70

	Year Ended December 31, 2005 (In thousands, except per share data)		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 5,541	6,805	$ .81
Effect of dilutive securities Options	--	134	(.01)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 5,541	6,939	$ .80

Note H - (continued)

	Year Ended December 31, 2004 (In thousands, except per share data)		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 7,502	6,672	$ 1.12
Effect of dilutive securities Options	--	176	(.02)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 7,502	6,848	$ 1.10

Note I - INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31,		
	2006	2005	2004
Current	$ 4,282,000	$ 4,985,000	$ 6,515,000
Deferred Taxes (Benefit)	(426,000)	18,000	(381,000)
	$ 3,856,000	$ 5,003,000	$ 6,134,000

A reconciliation of the provision for income taxes for the years ended December 31, 2006, 2005 and 2004 and the amount computed by applying the statutory Federal income tax rate to income from continuing operations follows:

	Years Ended December 31,		
	2006	2005	2004
Effective Tax Reconciliation			
Tax at statutory rate	$ 2,611,000	$ 3,585,000	$ 4,636,000
State and City, net of federal income tax benefit	1,100,000	1,344,000	1,423,000
Tax exempt income	--	--	--
Other	145,000	74,000	75,000
Actual provision for income taxes	$ 3,856,000	$ 5,003,000	$ 6,134,000

Note I - (continued)

The tax effect of the principal temporary differences at December 31, 2006 and 2005 are as follows:

	December 31,	
	2006	2005
Net deferred tax assets		
Loan loss provision	$1,721,000	$1,504,000
Depreciation	123,000	39,000
Other	301,000	124,000
Unrealized loss on investment securities	2,979,000	4,841,000
Net deferred tax asset included in other assets	$5,124,000	$6,508,000

Note J - STOCK PLANS

In March 1999, the stockholders of the Company approved the 1999 Stock Incentive Plan (the "1999 Stock Incentive Plan"). The 1999 Stock Incentive Plan permits the granting of awards in the form of nonqualified stock options, incentive stock options, restricted stock, deferred stock, and other stock-based incentives. Up to 600,000 shares of common stock of the Company may be issued pursuant to the 1999 Stock Incentive Plan. Officers, directors and other key employees of the Company or any subsidiary are eligible to receive awards under the 1999 Stock Incentive Plan. Options outstanding under the 1999 Stock Incentive Plan were 185,878 and 223,203 as of December 31, 2006 and 2005, respectively. The Company did not grant options in 2006, 2005 and 2004.

A summary of activity with respect to the Stock Option Plan follows:

	December 31,					
	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	223,203	$ 9.70	365,084	$10.65	508,419	$10.12
Granted	--	$ --	--	$ --	--	$ --
Cancelled	--	$ --	(3,000)	$12.67	(1,500)	$10.00
Exercised	(37,325)	$ 9.34	(138,881)	$12.20	(141,835)	$ 8.95
Outstanding at end of year	185,878	$ 9.76	223,203	$ 9.70	365,084	$10.65
Exercisable at end of year	185,878	$ 9.76	223,203	$ 9.70	365,084	$10.65
Weighted average fair value of options granted during the year		$ --		$ --		$ --

Note J - (continued)

The following table summarizes information about options outstanding and exercisable at December 31, 2006:

Options Outstanding and Exercisable

Range of exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 5.98 - 8.78	29,378	1.45	$ 8.49
10.00 - 10.00	156,500	0.69	10.00
	185,878		

Note K - EMPLOYEE BENEFIT PLANS

1. Retirement Income Plan

The Company's Retirement Income Plan (the "Plan") covers substantially all full-time employees. Benefits are based upon a combination of employee compensation and years of service. The Company pays the entire cost of the Plan and funds such costs as they accrue. The Company's funding policy is to make annual contributions within minimum and maximum levels required by applicable regulations. The Company's customary contributions are designed to fund normal cost on a current basis and to fund over 30 years the estimated prior service cost of benefit improvements (15 years of annual gains and losses). The projected unit cost method was used to determine the annual cost.

The following table summarizes the major categories of Plan assets as of the dates indicated:

	December 31,			
	2006		2005	
	Fair Value	% of Total	Fair Value	% of Total
	(In thousands, except percentages			
Mutual Funds				
International Equity Fund	$ 198	9.54%	$ 128	7.45%
Large Cap Equity Growth Fund	504	24.28	396	23.04
International Investment Grade Bond Fund	637	30.68	507	29.49
Small Cap Equity Growth Fund	99	4.77	114	6.63
Large Cap Equity Value Fund	487	23.46	397	23.09
Corporate Common Stocks(1)	151	7.27	165	9.60
Cash and cash equivalents	--	--	12	0.70
Total Plan Assets	$ 2,076	100.00%	$ 1,719	100.00%

(1) Includes 4,500 shares of the Company's Common Stock with a market value of $73,350 and $75,465 at December 31, 2006 and 2005, respectively.

Note K - (continued)

The assets of the Plan are primarily invested in well diversified common stock and fixed income funds designed to minimize risk while maximizing expected portfolio returns. To achieve the long term rate of return, Plan assets are invested in a mixture of instruments, including but not limited to, corporate common stock, investment grade bond funds, small and large cap equity funds and international equity funds. The allocation of assets is determined by the Investment Manager, and typically include 50% to 70% equities, with the remainder invested in fixed income and a minimal amount of cash. Presently, this diversified portfolio is expected to return approximately 8.50% in the long run.

The expected rate of return on Plan assets was determined based upon a review of historical returns, both for our Plan and for medium to large-sized defined benefit pension funds with similar asset allocations. This review generated separate expected future long-term returns for each asset class listed in the above table. These expected future returns were then blended based upon our Plan's target asset allocation.

Assumptions

Weighted-average assumptions used to determine benefit obligations were as follows at the dates indicated:

	December 31,	
	2006	2005
Discount rate	5.75%	5.50%
Rate of compensation increase	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2006 and 2005 were as follows:

	December 31,	
	2006	2005
Discount rate	5.50%	5.75%
Rate of compensation increase	5.00%	5.00%
Expected return on plan assets	8.50%	8.50%
Measurement date	1/1/2006	1/1/2005

Note K - (continued)

The following table sets forth the Plan's benefit obligations, fair value of the Plan assets and the funded status of the Plan in accordance with FAS 158 for the years ended December 31, 2006 and 2005:

	December 31,	
	2006	2005
Change in benefit obligation		
Benefit obligation at beginning of year	$ 2,735,177	$ 2,316,075
Service cost	353,071	304,144
Interest cost	149,594	134,275
Actuarial (gain) loss	(3,660)	158,125
Benefits paid	(130,339)	(177,442)
Benefits obligation at end of year	$ 3,103,843	$ 2,735,177
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,719,290	$ 1,804,866
Actual return on plan assets	154,347	(20,484)
Employer contribution	332,700	112,350
Benefits paid	(130,339)	(177,442)
Fair value of plan assets at end of year	$ 2,075,998	$ 1,719,290
Amounts recognized in the statement of financial position consist of:		
Noncurrent assets	$ --	N/A
Current liabilities	--	N/A
Noncurrent liabilities	(1,027,845)	N/A
Prepaid benefit cost	N/A	--
Accrued benefit cost	N/A	(1,015,887)
Intangible asset	N/A	120,874
Accumulated other comprehensive charge	N/A	887,262
Net amount recognized at year end	$1,027,845	$ (7,775)
Amounts recognized in accumulated other comprehensive income consist of:		
Net loss	$ 820,100	$ 887,262
Transition obligation	--	N/A
Prior service cost	102,504	N/A
Accumulated other comprehensive charge	$ 922,604	$ 887,262
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets		
Projected benefit obligation	$3,103,843	$2,375,177
Accumulated benefit obligation	3,103,843	2,735,177
Fair value of plan assets	2,075,998	1,719,290

Note K - (continued)

A summary of the components of net periodic benefit cost and other amounts recognized in other comprehensive income in accordance with FAS 158 for the years ended December 31, 2006, 2005 and 2004 is as follows:

	December 31,		
	2006	2005	2004
Service cost	$ 353,071	$ 304,144	$ 243,916
Interest cost	149,594	134,275	121,005
Expected return on assets	(151,131)	(150,819)	(150,145)
Amortization			
Net transition (asset) obligation	--	--	--
Prior service cost	18,370	18,370	18,370
(Gain) loss	60,286	40,091	19,058
Net periodic pension cost	$ 430,190	$ 346,061	$ 252,204

The following table sets forth other changes in plan assets and benefit obligations recognized in other comprehensive income in accordance with FAS 158 at December 31, 2006 and 2005:

	December 31,	
	2006	2005
Net loss (gain)	$ N/A	$ N/A
Prior service cost	N/A	N/A
Increase (decrease) in minimum liability included in other comprehensive income prior to FAS 158 application	(67,162)	(289,337)
Initial OCI charge upon FAS 158 application	102,504	N/A
Amortization of prior service cost	N/A	N/A
Amortization of transition obligation	N/A	N/A
Total recognized in other comprehensive income	35,342	289,337
Total recognized in net periodic benefit cost and other comprehensive income	465,532	635,398

The estimated net loss (gain), prior service cost and net transition obligation that will be amortized from the accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $45,148, $18,370 and $0, respectively.

Estimated Future Benefit Payments

We estimate future benefit payments to be as follows:

Years	Benefit Payments
2007	$ 181,075
2008	158,350
2009	233,217
2010	158,267
2011	145,376
Years 2012-2016	1,359,610

Note K - (continued)

Company Contributions

The Company contributed $332,700 to its Retirement Plan in the fiscal year ended December 31, 2006. During the fiscal year ending December 31, 2007, the Company expects to contribute approximately $255,000 to its Retirement Plan.

2. Former Goshen Bank Pension Plan

The Bank, as successor to Goshen Bank, had a non-contributory defined benefit pension plan covering substantially all of its employees. In the fourth quarter of 2000, the Goshen Bank froze its defined benefit pension plan and provided that there would be no further accruals under the plan. On October 24, 2002, the Board of Directors of the Bank approved the termination of this plan. In 2003, we paid out approximately $600,000 to complete the termination of this plan and purchase annuity contracts. Upon the notice of termination, all participant benefits vest 100%.

3. Postretirement Welfare Plan

The Bank, as successor to Goshen Bank provides certain health care and life insurance benefits for retired employees and their spouses. The postretirement health care and life insurance benefits plan was terminated for persons retiring after December 31, 1998. Eligible employees retired on or before that date will have benefits paid through the plan under the agreed upon terms existing at the employee's retirement date.

	December 31,	
	2006	2005
	(In thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 735	$ 719
Service cost	--	--
Interest cost	42	43
Actual (gain) loss	(27)	22
Benefits paid	(52)	(49)
Benefits obligation at end of year	698	735
Change in plan assets		
Fair value of plan assets at beginning of year	--	--
Actual return on plan assets	--	--
Employer contribution	49	49
Benefits paid	(49)	(49)
Fair value of plan assets at end of year	--	--
Funded status	(698)	(735)
Unrecognized net actuarial loss	N/A	47
Accrued benefit cost (included in other liabilities)	$ 698	$ 688

Note K - (continued)

Net benefit cost included the following components:

	Year Ended December 31,	
	2006	2005
	(In thousands)	
Service cost	$ --	$ --
Interest cost on projected benefit obligation	42	43
Actual return on plan assets	--	--
Net periodic benefit cost	$ 42	$ 43

The assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 6.125% and 5.875% in 2006 and 2005, respectively.

4. 401(k) Plans

The Bank has a 401(k) plan in which employees can contribute up to 15% of their salary. The Bank also matches 50% of the employee contribution up to a maximum of 3% of the employee's salary. The matching expense was $124,000, $107,000 and $89,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

5. Deferred Compensation Arrangements

GSB Financial and Goshen Bank established deferred compensation arrangements for certain directors and executives. These deferred compensation arrangements were terminated as a result of the acquisition. At December 31, 2006 and 2005, the balance accumulated under these arrangements was approximately $245,000 and $241,000, respectively, and will be paid out when the individual (i) ceases to be a director and/or executive of the Company; (ii) attains the age of 75; or (iii) specifies a particular date.

In July 2006, the Bank established the Deferred Compensation Plan of The Berkshire Bank (the "Plan") to provide for a systematic method by which key employees of the Bank may defer payment of all or part of the compensation that may be earned by them. The Plan is intended to be a nonqualified and unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. At December 31, 2006, the balance accumulated under the Plan was approximately $30,000.

Note L - COMMITMENTS AND CONTINGENCIES

1. Leases and Other Commitments

The Company leases certain of its operating facilities under non-cancelable operating leases expiring in 2008 through 2015. The leases require payment by the Company of the real estate taxes and insurance on the leased properties. Approximate future minimum annual rental payments are as follows:

Year Ending December 31,	(In thousands)
2007	$867,000
2008	653,000
2009	581,000
2010	581,000
2011	395,000
Thereafter	603,000
	$3,680,000

Rental expense was approximately $1,286,000, $1,208,000 and $964,000 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. Included in rental expense was approximately $328,000, $359,000 and $298,000 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively, which was paid to a company affiliated with a director of the Company.

Note M - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Company, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans. Therefore, the Company had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by the Company using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 2006 and 2005 are outlined below.

For cash and cash equivalents, the recorded book values of $24.31 million and $27.88 million at December 31, 2006 and 2005, respectively, approximate fair values. The estimated fair values of investment securities are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

Note M - (continued)

	December 31,			
	2006		2005	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(In thousands)			
Investment securities	$515,231	$515,234	$599,972	$599,983
Loans, net of unearned income	370,923	375,052	309,230	313,065
Time Deposits	423,712	423,161	402,585	400,407
Repurchase Agreements	62,652	62,606	73,044	72,505
Long-term Debt	75,419	75,569	105,882	105,753

The net loan portfolio at December 31, 2006 and 2005 has been valued using a present value discounted cash flow where market prices were not available. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. The carrying value of accrued interest approximates fair value.

The estimated fair values of demand deposits (i.e. interest (checking) and non-interest bearing demand accounts, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). The carrying amount of accrued interest payable approximates its fair value.

The fair value of commitments to extend credit is estimated based upon the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based upon the amount of unearned fees plus the estimated cost to terminate letters of credit. Fair values of unrecognized financial instruments, including commitments to extend credit, and the fair value of letters of credit are considered immaterial.

The fair value of interest rate caps are based upon the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties. The aggregate fair value for the interest rate caps were approximately $20,000 at December 31, 2006 and 2005.

Note N - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk. The approximate contract amounts are as follows:

	December 31,	
	2006	2005
	(In thousands)	
Unused lines of credit	$ 38,288	$ 16,808
Commitments to extend credit	--	2,531
Standby letters of credit and financial guarantees written	3,423	1,155
	$ 41,711	$ 20,494
Interest rate caps-notional amount	$ 20,000	$ 20,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2006 varies up to 100%.

Note N - (continued)

The Company defines the initial fair value of these letters of credit as the fee received from the customer. The maximum potential undiscounted amount of future payments of these letters of credit as of December 31, 2006 are $3,423,000 and they expire through 2007. Amounts due under these letters of credit would be reduced by any proceeds the Company would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

The Bank grants loans primarily to customers in New York and its immediately adjacent suburban communities. Although the Bank has a diversified loan portfolio, a large portion of their loans are secured by commercial or residential real property. The Bank does not generally engage in non-recourse lending and typically will require the principals of any commercial borrower to obligate themselves personally on the loan. Although the Bank has diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the economic sector. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The Bank has entered into interest rate cap agreements in order to hedge its exposure to interest rate fluctuations. The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, as of January 1, 2001. The statement requires the Company to recognize all derivative instruments at fair value as either assets or liabilities. Financial derivatives are reported at fair value in other assets or other liabilities. For derivatives not designated as hedges, the gain or loss is recognized in current earnings. Amounts reclassed into earnings, when the hedged transaction culminates, are included in interest income.

Note O - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that, as of December 31, 2006, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the Bank met all regulatory requirements for classification as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that date that management believes have changed the institution's category.

Note O - (continued)

The following table sets forth the actual and required regulatory capital amounts and ratios of, the Company and the Bank as of December 31, 2006 and 2005 (dollars in thousands):

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006						
Total Capital (to Risk-Weighted Assets)						
Company	128,452	23.9%	43,031	≥8.0%	--	N/A
Bank	99,170	19.3%	41,120	≥8.0%	51,400	≥10.0%
Tier I Capital (to Risk-Weighted Assets)						
Company	124,681	23.2%	21,516	≥4.0%	--	N/A
Bank	95,400	18.6%	20,560	≥4.0%	30,840	≥6.0%
Tier I Capital (to Average Assets)						
Company	124,681	13.4%	37,322	≥4.0%	--	N/A
Bank	95,400	10.9%	35,022	≥4.0%	43,778	≥5.0%

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005						
Total Capital (to Risk-Weighted Assets)						
Company	124,523	28.6%	34,820	≥8.0%	--	N/A
Bank	95,193	23.0%	33,116	≥8.0%	34,416	≥10.0%
Tier I Capital (to Risk-Weighted Assets)						
Company	121,257	27.9%	17,410	≥4.0%	--	N/A
Bank	91,927	22.2%	16,558	≥4.0%	20,649	≥6.0%
Tier I Capital (to Average Assets)						
Company	121,257	12.2%	39,651	≥4.0%	--	N/A
Bank	91,927	10.1%	36,495	≥4.0%	46,550	≥5.0%

Note P - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

The condensed financial information for Berkshire Bancorp Inc. (parent company only) is as follows:

CONDENSED BALANCE SHEETS
(In Thousands)

	December 31,	
	2006	2005
ASSETS		
Cash	$ 11,515	$ 11,196
Equity investment in subsidiaries	113,972	109,026
Investment in securities available for sale	15,874	11,760
Accrued interest receivable	189	481
Other assets	1,023	1,547
Total assets	$ 142,573	$ 134,010
LIABILITIES AND STOCKHOLDERS' EQUITY		
Subordinated debt	$ 22,681	$ 22,681
Other liabilities	4,115	2,619
Total liabilities	26,796	25,300
Stockholders' equity		
Common stock	770	770
Additional paid-in capital	90,659	90,594
Retained earnings	37,285	33,504
Accumulated other comprehensive loss, net	(4,772)	(8,415)
Common stock in treasury, at cost	(8,165)	(7,743)
Total stockholders' equity	115,777	108,710
	$ 142,573	$ 134,010

Note P - (continued)

CONDENSED STATEMENTS OF INCOME
(In Thousands)

	For The Years Ended December 31,		
	2006	2005	2004
INCOME			
Interest income from the Bank	$ 65	$ 53	$ 71
Interest income	1,115	1,622	1,090
Gain on sales of investment securities	1,600	10	734
Other income (loss)	235	217	96
Total income	3,015	1,902	1,991
EXPENSES			
Salaries and employee benefits	697	605	489
Interest expense	1,780	1,268	463
Other expenses	602	580	1,058
Total expenses	3,079	2,453	2,010
Income (loss) before income taxes and equity in undistributed net income of the Bank	(64)	(551)	(19)
Equity in undistributed net income of the Bank	5,203	6,229	7,668
Income before taxes	5,139	5,678	7,649
Provision for income taxes	259	137	147
Net income	$ 4,880	$ 5,541	$ 7,502

Note P - (continued)

CONDENSED STATEMENTS OF CASH FLOWS
(In Thousands)

	For The Years Ended December 31,		
	2006	2005	2004
Operating activities:			
Net income	$ 4,880	$ 5,541	$ 7,502
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Gain on sales of investment securities	(1,600)	(10)	(734)
Equity in undistributed net income of the Bank	(5,203)	(6,229)	(7,668)
Dividends received from the Bank	1,730	1,291	500
Increase in other liabilities	23	1,025	798
Decrease (increase) in other assets	816	(154)	69
Net cash provided by operating activities	646	1,464	467
Investing activities:			
Investment securities available for sale			
Purchases	(3,725)	(4,548)	(9,150)
Sales	4,854	140	3,874
Net decrease in loans	--	6,059	185
Contribution to the Bank	--	(7,217)	(14,791)
Net cash provided by (used in) investing activities	1,129	(5,566)	(19,882)
Financing activities:			
Proceeds from exercise of common stock options	433	1,686	1,271
Acquisition of treasury stock	(790)	--	(69)
Cash paid for fractional shares	--	--	(463)
Issuance of subordinated debentures	--	7,217	14,791
Dividends paid	(1,099)	(1,020)	(735)
Net cash (used in) provided by financing activities	(1,456)	7,883	14,795
Net increase (decrease) in cash and cash equivalents	319	3,781	(4,620)
Cash and cash equivalents at beginning of year	11,196	7,415	12,035
Cash and cash equivalents at end of year	$ 11,515	$ 11,196	$ 7,415
Supplemental disclosures of cash flow information:			
Cash used to pay interest	$ 1,694	$ 1,132	$ 273
Cash used to pay income taxes	$ 473	$ 362	$ 419

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)

Note Q - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Company which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations. (In thousands, except per share data).

	Three Months Ended			
	March 31	June 30	September 30	December 31
2006				
Interest income	$ 11,835	$ 11,816	$ 12,141	$ 12,429
Interest expense	(6,607)	(6,945)	(7,509)	(8,125)
Net interest income	5,228	4,871	4,632	4,304
Provision for loan losses	(45)	(45)	(45)	(275)
Gains on sales of securities	741	2	--	1,593
Non-interest income	312	304	359	382
Non-interest expenses	(3,413)	(3,378)	(3,400)	(3,391)
Income before taxes	2,823	1,754	1,546	2,613
Provision for taxes	(1,327)	(834)	(689)	(1,006)
Net income	$ 1,496	$ 920	$ 857	$ 1,607
Per share data				
Net income per common share				
Basic	$ .22	$ .13	$ .12	$ .24
Diluted	$ .21	$ .13	$ .12	$ .24

	Three Months Ended			
	March 31	June 30	September 30	December 31
2005				
Interest income	$ 10,967	$ 11,378	$ 11,250	$ 11,461
Interest expense	(4,814)	(5,585)	(5,879)	(6,121)
Net interest income	6,153	5,793	5,371	5,340
Provision for loan losses	(45)	(45)	(45)	(45)
Gains (losses) on sales of securities	6	3	--	(5)
Non-interest income	263	282	300	357
Non-interest expenses	(3,193)	(3,378)	(3,221)	(3,347)
Income before taxes	3,184	2,655	2,405	2,300
Provision for taxes	(1,486)	(1,304)	(1,108)	(1,105)
Net income	$ 1,698	$ 1,351	$ 1,297	$ 1,195
Per share data				
Net income per common share				
Basic	$ .25	$ .20	$ .19	$ .17
Diluted	$ .25	$ .20	$ .19	$ .16

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

ITEM 9A. Controls and Procedures

Evaluation of the Company's Disclosure Controls and Internal Control. As of the end of the period covered by this Annual Report on Form 10-K, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 ("Disclosure Controls"). This evaluation ("Controls Evaluation") was done under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") who is also the Chief Financial Officer ("CFO").

Limitations on the Effectiveness of Controls. The Company's management, including the CEO/CFO, does not expect that its Disclosure Controls and/or its "internal control over financial reporting" as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 ("Internal Control") will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Conclusions. Based upon the Controls Evaluation, the CEO/CFO has concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms and that any material information relating to the Company is accumulated and communicated with management, including its principal executive/financial officer to allow timely decisions regarding required disclosure. In accordance with SEC requirements, the CEO/CFO notes that during the fiscal quarter ended December 31, 2006, no changes in Internal Control have occurred that have materially affected or are reasonably likely to materially affect Internal Control.

ITEM 9B. Other Information

On March 28, 2007, the Board of Directors of the Company, upon the recommendation of the independent directors of the Company, approved bonuses for fiscal year 2006 to Messrs. Steven Rosenberg, Moses Krausz and David Lukens of $25,000, $250,000 and $25,000, respectively, and fixed salaries for Messrs. Steven Rosenberg and David Lukens for fiscal year 2007 at $220,000 and $183,000, respectively, effective January 1, 2007.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The following are the current directors and executive officers of the Company:

Name	Age	Position(s)
Steven Rosenberg	58	President, Chief Executive Officer, Chief Financial Officer and Director
William L. Cohen	65	Director
Martin A. Fischer	69	Director
Moses Marx	71	Director
Randolph B. Stockwell	60	Director
Moses Krausz	66	President of The Berkshire Bank
David Lukens	57	Executive Vice President, Chief Financial Officer of The Berkshire Bank

Mr. Rosenberg has served as President and Chief Executive Officer of the Company since March 1999 and as Vice President and Chief Financial Officer of the Company from April 1990 to March 1999. He continues to serve as Chief Financial Officer. Mr. Rosenberg was elected a director in May 1995. From September 1987 through April 1990, he served as President and Director of Scomel Industries, Inc., a company engaged in international marketing and consulting. Mr. Rosenberg is a director of The Cooper Companies, Inc. (a developer and manufacturer of healthcare products).

Mr. Cohen was elected a director in July 1993. He has served as the Chief Executive Officer of Andover Properties, LLC, a real estate development company specializing in self storage facilities since November 2003, and has been a private investor for over six years. Mr. Cohen served as President, Chief Executive Officer and Chairman of the Board of The Andover Apparel Group, Inc., an apparel manufacturing company, from 1980 to 2000.

Mr. Fischer was elected a director on December 6, 2006. He has been the President and Chief Executive of Mount Carmel Cemetery Association, a New York State not-for-profit corporation since April 2001. Mr. Fischer was counsel to Warshaw, Burstein, Cohen, Schlesinger and Kuh, a New York City law firm, from 1987 until 2001 and served as President, Chief Operating Officer and a director of Kinney System, Inc. and The Katz Parking System, Inc. from 1981 to 1986. Mr. Fischer was appointed Commissioner of the New York State Insurance Fund in 1977 and served as its Chairman until January 1995.

Mr. Marx was elected a director in May 1995. Mr. Marx has been the General Partner in United Equities Company since 1954 and General Partner in United Equities Commodities Company since 1972. He is also President of Momar Corp. All of these are investment companies. Mr. Marx is a director of The Cooper Companies, Inc.

Mr. Stockwell was elected a director in July 1988. He has been a private investor for over ten years. Since April 1999, Mr. Stockwell has served as President of Yachting Systems of America, LLC, a small start-up company. In addition, he served in various capacities with the Community Bank, a commercial bank, from September 1972 to January 1987.

Mr. Krausz has held the position of President of the Bank since March 1992 and Chief Executive Officer since November 1993. Prior to joining the Bank, Mr. Krausz was Managing Director of SFS Management Co., L.P., a mortgage banker, from 1987 to 1992 and was President of UMB Bank and Trust Company, a New York State chartered bank, from 1978 to 1987.

Mr. Lukens has held the position of Senior Vice President and Chief Financial Officer of the Bank since December 1999 and Executive Vice President since December 2003. Prior to joining the Bank, Mr. Lukens was Senior Vice President and Chief Financial officer of First Washington State Bank, a New Jersey commercial bank, from 1994 to 1999 and was Vice President and Controller at the Philadelphia, PA branch of Bank Leumi Le-Israel B.M., an international commercial bank, from 1978 to 1994.

There are no family relationships (whether by blood, marriage or adoption) among any of the Company's current directors or executive officers.

At each annual meeting of stockholders, the successors to the directors then serving are elected to serve from the time of their election and qualification until the next annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier death, resignation or removal. All of our current directors have been elected to serve until the annual meeting of stockholders to be held in 2007. The Company's officers, except for Messrs. Krausz and Lukens who have employment agreements, serve at the discretion of the Board of Directors.

Audit Committee Members, Financial Expert and Independence

Our Board of Directors has established an Audit Committee comprised of three independent directors, Messrs. William L. Cohen, Martin A. Fischer and Randolph B. Stockwell. All of the members of the Audit Committee meet the independence requirements under current NASDAQ corporate governance standards for companies whose securities are listed on NASDAQ. Based upon their education and relevant experience, our Board has determined that Messrs. Cohen and Stockwell each qualify as financial experts as defined by the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

Corporate Code of Ethics

We have adopted a Corporate Code of Ethics that applies to the directors, officers and employees, including the senior management: the chief executive officer, chief financial officer, controller and persons performing similar functions, of Berkshire Bancorp Inc. and its subsidiaries. Copies of our Corporate Code of Ethics are available without charge upon written request to the Company, Attention President, at its principal executive office.

ITEM 11. Compensation Discussion and Analysis

Our Board of Directors has delegated primary authority for executive compensation to the three independent members of the Board, or Independent Directors, who, though not a formal compensation committee of the Board, act in such capacity.

Philosophy on Executive Compensation

It is our philosophy to compensate executive officers in a manner that promotes the recruitment, motivation and retention of exceptional employees who will help us achieve our strategic business objectives and increase stockholder value. Our executive compensation philosophy is implemented through compensation programs based upon the following principles:

* Targeted total compensation (salary, bonus, and long-term incentives) and benefits package for executives should be set near the median levels of compensation for corporate executives delivered by certain peer companies, taking into account the relative responsibilities of the executive officers involved. Actual total compensation in any given year may be above or below the target level based on individual and corporate performance.

* Our total compensation package should provide an appropriate mix of fixed and variable compensation to support a meaningful pay-for-performance relationship for our executive officers.

* Performance-based compensation should be tied to performance measures believed to enhance future stockholder value.

* Our long-term incentive program should be designed to encourage executive retention and link executive compensation directly to long-term stockholder interests.

* Compensation plans should be easy to understand and administer.

Overview of Company Policy on Executive Compensation

Our executive compensation policy and practice is established by the Independent Directors. Specific policies and practices relating to each element of named executive officers' compensation are described below. The objective of our compensation policy is to provide an overall compensation opportunity that is competitive with that offered for similar positions by similar organizations in our industry. Executive compensation may be above or below this general level at times for a variety of reasons, including performance, recruiting or retention requirements and market conditions.

Actual compensation against this generally median target is designed to be commensurate with our corporate performance and the individual performance of our executives. We generally structure our benefits based on a review of the typical practices within our industry and our business strategy.

Our approach to the total pay package for our executive officers is to view the various elements of the package as a portfolio of rewards, designed to achieve different specific purposes but to balance each other in motivating appropriate behavior, rewarding different aspects of performance or meeting corporate objectives for attracting and retaining the talent needed to successfully lead our company and increase stockholder value.

The Role of the Independent Directors and Management in Determining Executive Compensation

For compensation purposes, our executive officers consist of the three executive officers named in the Summary Compensation Table. The Independent Directors approve all key elements of our executive compensation and benefit programs for the named executive officers. In addition, they assess our financial performance and capital position compared to our plan in determining future awards under the plans. Finally, the Independent Directors approve all salary increases, cash bonus amounts, equity grants, employment, severance, or change of control agreements and all benefit programs as they apply to the named executive officers.

Compensation Policy Regarding Named Executive Officers

Each element of compensation is described below. Generally, the mix of pay elements, including salary and annual cash bonus, long-term incentive and equity opportunity, benefits and perquisites, are designed to address the needs of our company and reflect the competitive marketplace. We review the mix and allocation to individuals regularly, but maintain a flexible policy to deliver compensation that motivates, retains and rewards our executives. In executing this policy, the Independent Directors consider a variety of factors, applying its collective judgment where appropriate, against a frame of reference that the total pay opportunity should be generally competitive.

Base Salaries

In general, we target base salaries at competitive levels relative to executive officers in comparable positions in our industry, taking into account the comparable responsibilities of the executive officers involved. Where the responsibilities of executive positions are different from those typically found among other bank holding companies or banks, or where executives are new to their responsibilities or play a particularly critical role, base salaries may be targeted above or below median competitive levels. In determining salaries, the Independent Directors also take into account individual leadership, integrity and vision, experience and performance relative to other executive officers in comparable positions. We believe the named executive officers' salaries reported in the Summary Compensation Table are in keeping with this philosophy.

Annual Non-Equity Incentive Awards

For 2006, the Independent Directors determined the cash awards for the named executive officers which represent, in their view, a generally competitive level of bonus for corporate and individual performance. This amount is set for each individual and position so that, along with base salary, the executive's total cash pay would be comparable to the cash compensation of executives of similarly sized companies in our industry.

Annual Incentive Performance Goals and Measures

At the beginning of each year, the Independent Directors review our business plan and budgets for the coming year. Historically and in 2006, the targets for performance are measured by the (i) management of our loan portfolio, loan products and underwriting standards, (ii) management of our investment activities and portfolio of investment securities, (iii) integration of new bank branches, (iv) integration of new technologies and information systems, (v) safety and soundness of the bank, (vi) financial performance to budget, and (vii) growth in stockholders' equity. The annual incentive portion of total compensation is designed to reward executives for meeting these objectives which we believe are the important drivers for the long-term success of our company.

At year end, the Independent Directors review performance against these objectives and apply more judgmental factors, which reflect actual achievements in such areas as the quality of earnings, risk positioning and strategic positioning of our portfolio of loans and investment securities. The effect of market and industry conditions, interest rates and the economy in general on performance is also considered. Total payouts may be adjusted up or down based on this assessment.

Based on their assessment of each executive officer's performance for the year relative to our plan, their judgment on the appropriate effect of any of the factors discussed above and any individual performance adjustments, the Independent Directors make a decision on the actual bonus to be paid to such executive officer for the year. The decision is based in part upon recommendations made by the Chief Executive Officer and the named executive officer's immediate superior, if not the Chief Executive Officer.

Further detail on individual annual bonus payments made to the named executive officers is provided in the Summary Compensation Table and its accompanying narrative.

Long-Term and Incentive Awards

We provide periodic, but not annual, long-term equity incentives through our 1999 Stock Incentive Plan which was approved by our stockholders. Equity incentives in past years provided for long-term compensation opportunities for the named executive officers in the form of a fair market value stock option grant.

Stock Options

We intend that the value of any future stock options we grant be measured by the fair value of the option at grant date under FAS 123(R). We believe that periodic, not annual, stock option grants best link executive compensation to the interests of our stockholders. The value realizable from this type of award is solely dependent on the increase in our stock price over the term of the options, after which the options expire. Our practice in regard to stock options and other equity grants is that such grants are typically made to existing executives on a periodic basis, with possible exceptions for new hires, promotions or special retention awards. The Independent Directors review management recommendations as to stock option grants to employees below the named executive officer level.

Typically, stock option awards are approved in advance and they are effective on a future pre-selected date. We do not select stock option grant dates for executives in coordination with the release of material, non-public information, or time the release of such information because of option grant dates. Historically, we have awarded non-qualified stock options which vest in full one year from the date of the award and expire five years thereafter.

Restricted Stock

We have not used restricted stock grants in the past, though we may do so in the future. Restricted stock, unlike a stock option, is an outright grant of common stock in which ownership vests over a period of time. If restricted stock is granted, then, throughout the vesting period holders of restricted stock would have the right to vote their restricted shares and to receive dividends.

Policy on Post-Termination Benefits

Our policy on executive post-termination benefits is to review each situation as it arises. We seek to provide fair and appropriate treatment to all of our employees depending upon the termination situation.

Change of Control Termination Policies

We have no change of control agreements with any of our employees.

Retirement Plan

Substantially all full-time employees are eligible to participate in the Berkshire Bancorp Inc. Retirement Income Plan after one year of employment. We believe that retirement plan benefits are an integral part of compensation of our executive officers and other employees. We provide these benefits in order to make an income stream available to the recipients that will assist in meeting their post-retirement needs. Benefits are determined by compensation and years of service. Further detail regarding the retirement plan is provided in the Pension Benefits Table and accompanying discussion.

Deferred Compensation

Certain named executives are eligible to participate in the Deferred Compensation Plan of The Berkshire Bank. This plan, adopted in July 2006, is designed to allow executives to defer base salary and annual incentives until a future date. The interest rates at which these deferrals accrue are not guaranteed and we believe are in line with competitive practice in our industry. Further detail on the interest rates we pay is provided in the Nonqualified Deferred Compensation Table and accompanying discussion.

Perquisites and Other Benefits

We do not provide perquisites of any kind to our named executive officers. However, our executives are eligible to participate in the benefit plans available to all of our employees.

Non-Employee Director Compensation

In 2006, the Independent Directors reviewed the components of its non-employee director compensation program and recommended to the Board that it remain unchanged. A further review will be undertaken in 2007 to assure that director pay remains appropriate. Details regarding director compensation is provided in the Director Compensation Table and accompanying discussion.

Tax Considerations

Section 162(m) of the Internal Revenue Code disallows a tax deduction for compensation in excess of $1 million paid to our Chief Executive Officer or any of our other named executive officers whose total compensation is required to be reported. However, performance-based compensation that satisfies the requirements of Section 162(m) is deductible. We intend to establish and administer executive officer compensation programs that are deductible. However, we may award compensation from time to time that is not fully tax deductible if we determine that such awards are consistent with our philosophy and in the best interests of our stockholders.

Section 409A of the Internal Revenue Code provides that amounts deferred under nonqualified deferred compensation plans are included in an employee's income when they vest unless specified requirements are met. If these requirements are not met, employees are also subject to an additional income tax and interest penalties. Our nonqualified deferred compensation plans are intended to meet, and will be amended to meet, these requirements. As a result, our employees will be taxed when the deferred compensation is actually paid to them and we will be entitled to a tax deduction at that time.

Section 280G of the Internal Revenue Code disallows a company's tax deduction for what are defined as "excess parachute payments," and Section 4999 imposes a 20% excise tax on any person who receives excess parachute payments.

None of our named executive officers are entitled to such payments upon termination of their employment, including termination following a change of control of our company. We do not have change of control agreements with any of our named executive officers.

Our stock awards generally accelerate in the event of a change of control and qualifying termination of employment. This acceleration could contribute to potential excess parachute payments.

Accounting Considerations

Stock options, restricted stock, and performance shares are accounted for based on their grant date fair value, as determined under FAS 123R. We consider the accounting expense as well as the cash expense of all programs as part of our design and review criteria.

Executive Compensation & Benefits Report

The independent dependent directors have reviewed and discussed the Compensation Discussion and Analysis set forth in this Form 10-K with our management; and

Based on such review and discussions the Independent Directors recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

William L. Cohen
Martin A. Fischer
Randolph B. Stockwell

Executive Compensation

The following table shows the compensation paid in or with respect to the last fiscal year to the individual who served as our Chief Executive Officer and Chief Financial Officer for the fiscal year ended December 31, 2006, and to each of the other executive officers of the Bank whose total compensation was more than $100,000 during the fiscal year ended December 31, 2006 (our "named executive officers").

Summary Compensation Table

Name and Principal Position	Year	Salary $	Bonus $	Change in Pension Value and Nonqualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Steven Rosenberg President, Chief Executive Officer and Chief Financial Officer	2006	200,000	25,000	232,267	--	457,267
Moses Krausz President and Chief Executive Officer of The Berkshire Bank	2006	422,130	250,000	--	11,424	683,554
David Lukens Executive Vice President and Chief Financial Officer of The Berkshire Bank	2006	174,000	25,000	11,996	7,658	218,654

Narrative Summary Compensation Table

Mr. Rosenberg does not have an employment agreement with us. The amounts reported for Change in Pension Value and Nonqualified Deferred Compensation Earnings includes only the change in the value of his benefit payable under our Retirement Income Plan. Mr. Rosenberg does not participate in the Bank's 401(k) Plan or its Deferred Compensation Plan.

Mr. Krausz has an employment agreement with us. The agreement expires on April 20, 2008 unless automatically renewed for up to three additional years as provided for in the agreement. The agreement provides for the payment to Mr. Krausz of a specified base salary with fixed annual increases, the payment of a discretionary bonus and participation in our employee benefit plans. There are no change in control provisions in Mr. Krausz's employment agreement. Mr. Krausz is a participant in the Bank's 401(k) Plan and its Deferred Compensation Plan. The amounts reported in All Other Compensation consists of contributions we made to Mr. Krausz's 401(k) account of $6,600; income associated with life insurance coverage and aggregate earnings on the Deferred Compensation Plan.

Mr. Lukens has an employment agreement with us. The agreement will expire on June 30, 2008 unless automatically renewed for up to three additional years as provided for in the agreement. The agreement provides for the payment to Mr. Lukens of a base salary and annual bonus, and participation in our employee benefit plans. There are no change in control provisions Mr. Lukens' employment agreement. The amounts reported for Change in Pension Value and Nonqualified Deferred Compensation Earnings includes only the change in the value of Mr. Luken's benefit payable under our Retirement Income Plan. Mr. Lukens is a participant in the Bank's 401(k) Plan and its Deferred Compensation Plan. The amounts reported in All Other Compensation consists of contributions we made to Mr. Lukens' 401(k) account of $5,970, income associated with life insurance coverage and aggregate earnings on the Deferred Compensation Plan.

Grants of Plan-Based Awards in Fiscal Year Ended December 31, 2006

There were no grants of awards made to any of our named executive officers in 2006 under any non-equity or equity incentive plan.

The following table sets forth certain information regarding equity-based awards held by each of our named executive officers as of December 31, 2006.

Outstanding Equity Awards at December 31, 2006

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price $	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested (#)
Steven Rosenberg	30,000	--	--	10.00	07/31/07	--	--	--	--
Moses Krausz	60,000	--	--	10.00	07/31/07	--	--	--	--
David Lukens	15,000	--	--	10.00	07/31/07	--	--	--	--

Option Exercises and Stock Vested in Fiscal Year Ended December 31, 2006

The following table sets forth certain information regarding option exercises by our named executive officers during the year ended December 31, 2006.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Steven Rosenberg	--	--	--	--
Moses Krausz	--	--	--	--
David Lukens	5,000	28,083	--	--

(1) Calculated based upon the closing sale price of our common stock on the date of exercise less the exercise price for such shares, but excluding any tax obligation incurred by the named executive officer in connection with the exercise.

1999 Stock Incentive Plan

Our 1999 Stock Incentive Plan permits the granting of awards in the form of nonqualified stock options, incentive stock options, restricted stock, deferred stock, and other stock-based incentives. Up to 600,000 shares of our common stock may be issued pursuant to the 1999 Stock Incentive Plan (subject to appropriate adjustment in the event of changes in our corporate structure). Officers, directors and other key employees of us or any of our subsidiaries are eligible to receive awards under the 1999 Stock Incentive Plan. The option exercise price of all options which are granted under the 1999 Stock Incentive Plan must be at least equal to 100% of the fair market value of a share of common stock of the Company on the date of grant. At December 31, 2006, options to acquire 557,757 shares of our common stock have been granted under this plan, 185,878 options are outstanding and exercisable, and 42,243 options are available for future grants.

Post-Employment Compensation

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Steven Rosenberg	Retirement Income Plan	15.7	1,063,312	--
David Lukens	Retirement Income Plan	6.0	57,953	--

Retirement Income Plan. Our Retirement Income Plan is a noncontributory defined benefit plan covering substantially all of our full-time, non-union United States employees. Under the Retirement Income Plan, our benefits were based upon a combination of employee compensation and years of service. We paid the entire cost of the plan for our employees and funded such costs as they accrued. Our funding policy was to make annual contributions within minimum and maximum levels required by applicable regulations. Our customary contributions were designed to fund normal cost on a current basis and fund over 30 years the estimated prior service cost of benefit improvements (15 years of annual gains and losses). The projected unit cost method was used to determine the annual cost. Plan assets consist principally of equity and fixed income mutual funds.

Benefit accruals were frozen as of September 15, 1988, resulting in a plan curtailment. As a result of such curtailment, we did not accrue benefits for future services; however, we did continue to contribute as necessary for any unfunded liabilities. In 2000, we reinstated the Retirement Income Plan to cover substantially all of our full-time, non-union United States employees.

Except for Mr. Rosenberg whose benefit is subject to the laws governing the Retirement Income Plan, a participant in the Retirement Income Plan accumulates a balance in his or her retirement account by receiving: (i) an annual retirement credit of 5% of gross wages paid during the year, but not in excess of the applicable annual maximum compensation permitted to be taken into account under Internal Revenue Service guidelines for each year of service; and (ii) an annual interest credit based upon the 30-year U. S. Treasury securities rate. We pay the entire cost of the Retirement Income Plan for our employees and fund such costs as they accrue.

Our plan provides for a normal retirement age of 65. However, the estimated annual unreduced benefits payable under the Retirement Income Plan upon earlier retirement at age 62 for Messrs. Rosenberg and Lukens are approximately $160,000 and $16,000, respectively. In accordance with the laws currently governing the Retirement Income Plan, the estimated annual benefit payable to Mr. Rosenberg is not expected to increase. Mr. Krausz is not a participant in the Retirement Income Plan. (See Note K of Notes to Consolidated Financial Statements for more information concerning the Retirement Income Plan).

Nonqualified Deferred Compensation

Name	Plan Name	Executive Contributions in Fiscal Year 2006 $	Registrant Contributions in Fiscal Year 2006 $	Aggregate Earnings in Fiscal Year 2006 $	Aggregate Withdrawals/ Distributions $	Aggregate Balance at December 31, 2006 $
Moses Krausz	Deferred Compensation Plan	7,000	--	75	--	7,075
David Lukens	Deferred Compensation Plan	2,610	--	28	--	2,638

All of the amounts reported under the caption Registrant's Contributions and Aggregate Earnings in Fiscal 2006 have also been reported in the Summary Compensation Table for fiscal 2006. None of the amounts reported in Aggregate Balance at December 31, 2006 were reported as compensation to the named executive officer in our Summary Compensation Tables of previous years.

Deferred Compensation Plan. The Bank's deferred compensation plan was established in July 2006 to provide for a systematic method by which key employees of the Bank may defer payment of not less than 3% and not more than 50% of his or her compensation that would otherwise be payable during the year. The Deferred Compensation Plan is intended to be a nonqualified and unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended.

On June 30 and December 31 of each year, account balances are credited with the applicable earnings rate, the highest deposit rate paid by the Bank on its generally available interest bearing deposit accounts (excluding time deposits), in effect at that time. Distributions from the Deferred Compensation Plan may be made upon (i) termination of employment, (ii) an unforeseeable emergency, (iii) death, (iv) disability, as defined under Section 409A of the Internal Revenue Code of 1986, as amended, (the "Code") and (v) a Change in Control Event, to the extent such Change in Control Event constitutes permissible payment under Section 409A of the Code.

Compensation of Directors

Director Compensation for the Fiscal Year Ended December 31, 2006.

Name	Fees Earned or Paid in Cash $	Stock Awards $	Option Awards $	Non-Equity Incentive Plan Compensation $	Change in Pension Value and Nonqualified Deferred Compensation Earnings $	All Other Compensation $	Total $
William L. Cohen	32,500	--	--	--	--	--	32,500
Moses Marx	26,500	--	--	--	--	--	26,500
Martin A. Fischer (a)	3,083	--	--	--	--	--	3,083
Thomas V. Guarino (b)	28,416	--	--	--	--	--	28,416
Randolph B. Stockwell	30,500	--	--	--	--	--	30,500

Each director who is not also an employee receives a stipend of $25,000 per annum and $1,500 for each day during which he participates in a meeting of the Board or a Committee of the Board. Each of these directors also receives a fee of $1,000 for telephonic meetings of the Board or a Board Committee. In addition, see "1999 Stock Incentive Plan" above.

(a) Mr. Fischer was elected to the Board on December 7, 2006.
(b) Mr. Guarino resigned from the Board effective August 31, 2006.
(c) Messrs. Cohen, Marx and Stockwell each own stock options for 3,000 shares of the Company's common stock.
(d) Mr. Fischer owns stock options for 1,500 shares of our common stock.

ITEM 12. Security Ownership of Certain Beneficial Owners and Related Stockholder Matters.

The following table sets forth certain information as of March 23, 2007 with respect to the beneficial ownership of our Common Stock by (i) each person who is known by us to own beneficially more than 5% of our Common Stock, (ii) each of our directors and persons named in the Summary Compensation Table, and (iii) all executive officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	William L. Cohen 160 Broadway New York, NY 10038	7,500 (1)	*
Common Stock	Martin A. Fischer 160 Broadway New York, NY 10038	9,800 (2)	*
Common Stock	Moses Krausz 4 East 39th Street New York, NY 10016	148,691 (3)	2.1%
Common Stock	David Lukens 4 East 39th Street New York, NY 10016	15,600 (4)	*
Common Stock	Moses Marx 160 Broadway New York, NY 10038	3,538,864 (5)	51.3%
Common Stock	Steven Rosenberg 160 Broadway New York, NY 10038	62,580 (6)	*
Common Stock	Randolph B. Stockwell 160 Broadway New York, NY 10038	24,000 (7)	*
Common Stock	All executive officers and directors as a group (7 persons)	3,807,035 (8)	54.3%

* Less than 1%

ITEM 12. (continued)

(1) Includes 3,000 shares issuable upon the exercise of options which have been granted to Mr. Cohen under our 1999 Stock Incentive Plan.
(2) Includes 1,500 shares issuable upon the exercise of options which have been granted to Mr. Fischer under our 1999 Stock Incentive Plan.
(3) Includes 60,000 shares issuable upon the exercise of options which have been granted to Mr. Krausz under our 1999 Stock Incentive Plan and 2,100 shares owned by Mr. Krausz's spouse.
(4) Includes 15,000 shares issuable upon the exercise of options which have been granted to Mr. Lukens under our 1999 Stock Incentive Plan.
(5) Includes 3,000 shares issuable upon the exercise of options which have been granted to Mr. Marx under our 1999 Stock Incentive Plan, 285,000 shares owned by Momar Corporation and 386,163 shares owned by Terumah Foundation. Does not include 37,302.32 shares representing 23.0% of the shares owned by Eva and Esther, L.P., of which Mr. Marx has a 23.0% limited partnership interest. Mr. Marx's daughters and their husbands are the general partners of Eva and Esther, L.P.
(6) Includes 30,000 shares issuable upon the exercise of options which have been granted to Mr. Rosenberg under our 1999 Stock Incentive Plan.
(7) Includes 3,000 shares issuable upon the exercise of options which have been granted to Mr. Stockwell under our 1999 Stock Incentive Plan.
(8) Includes 115,500 shares of common stock which are issuable upon the exercise of outstanding options.

Equity Compensation Plans

The following table details information regarding our existing equity compensation plans as of December 31, 2006.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	185,878	$ 9.76	42,243
Equity compensation plans not approved by security holders	--	--	--
Total	185,878	$ 9.76	42,243

ITEM 13. Certain Relationships and Related Transactions and Director Independence.

In January 2000, the Bank entered into a lease agreement with Bowling Green Associates, LP, the principal owner of which is Mr. Marx, for commercial space to open a bank branch. We obtained an appraisal of the market rental value of the space from an independent appraisal firm and management believes that the terms of the lease, including the annual rent paid, $328,000 and $359,000 in fiscal 2006 and 2005, is comparable to the terms and annual rent that would be paid to non-affiliated parties in a similar commercial transaction for similar commercial space.

See Item 1. Business - Transactions With Related Parties and Item 2. Properties for additional information.

Policy Regarding Approval of Transactions Between Berkshire and Related Parties

It is the policy of the Board of Directors of the Company that the Company, acting by its independent directors, shall on an ongoing basis conduct an appropriate review of all related party transactions required to be disclosed pursuant to SEC Regulation S-K Item 404 for potential conflict of interest situations and that all such related party transactions must be approved by the Company's Audit Committee.

Independence of Directors

Our board has determined that Messrs. William L. Cohen, Martin A. Fischer and Randolph B. Stockwell are independent under the independence standards of the NASDAQ Stock Market LLC.

ITEM 14. Principal Accounting Fees and Services

The Company's principal accountant is Grant Thornton LLP ("Grant Thornton"). The total fees paid to Grant Thornton for the last two fiscal years are as follows:

	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005
Audit Fees	$281,540	$168,581
Audit Related Fees: Professional services rendered for employee benefit plan audits, accounting assistance in connection with acquisitions and consultations related to financial accounting and reporting standards	--	26,959
Tax Fees: Tax consulting, preparation of returns	68,200	57,160
All Other Fees: Professional services rendered for corporate support	--	--

The Audit Committee has established its pre-approval policies and procedures, pursuant to which the Audit Committee approved the foregoing audit and permissible non-audit services provided by Grant Thornton LLP in 2006 and 2005. Consistent with the Audit Committee's responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. The Audit Committee chairperson has been designated by the Audit Committee to approve any services arising during the year that were not pre-approved by the Audit Committee and services that were pre-approved. Service approved by the Audit Committee chairperson are communicated to the full Audit Committee at its next regular quarterly meeting and the Audit Committee reviews services and fees for the fiscal year at each such meeting. Pursuant to these procedures, the Audit Committee approved the foregoing audit and permissible non-audit services provided by Grant Thornton LLP.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this Report:

(1) Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

Schedule Number	Description
None	

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

(3) Exhibits

Exhibit Number	**Description**
2.1	Agreement and Plan of Reorganization, dated as of August 16, 2000, by and between Berkshire Bancorp Inc., Greater American Finance Group, Inc., The Berkshire Bank, GSB Financial Corporation and Goshen Savings Bank (incorporated by reference to the Companies Registration Statement on Form S-4 dated October 13, 2000.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 30, 1999, and the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2004).
3.2	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated March 30, 1999).
10.1	1999 Stock Incentive Plan of the Company (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K dated March 30, 1999).+
10.2	Employment Agreement, dated May 1, 1999, between The Berkshire Bank and Moses Krausz (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000).+
10.3	Employment Agreement, dated January 1, 2001, between The Berkshire Bank and David Lukens (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000).+
10.4	Lease Agreement, dated October 26, 1999, between Braun Management, Inc. as agent for Bowling Green Associates, L.P., and The Berkshire Bank (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2001).
10.5	Amendment No. 2 to Employment Agreement, dated August 1, 2001, by and between The Berkshire Bank and Moses Krausz (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2002).+

10.6 Amendment No. 2 to Employment Agreement, dated January 1, 2001, by and between The Berkshire Bank and David Lukens (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2006).+

10.7 Deferred Compensation Plan of The Berkshire Bank, dated June 27, 2005, (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2006).+

10.8 Amendment No. 1 to Deferred Compensation of The Berkshire Bank, dated August 17, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2006).+

21. Subsidiaries of the Company.

23. Consent of Independent Registered Public Accounting Firm

31. Certification of Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Certification of Principal Executive and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Denotes a management compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BERKSHIRE BANCORP INC.

By: /s/ Steven Rosenberg
Steven Rosenberg
President, (Chief Executive Officer)

Date: March 29, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steven Rosenberg **Steven Rosenberg**	President, (Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer); Director	March 29, 2007
/s/ William L. Cohen **William L. Cohen**	Director	March 29, 2007
/s/ Martin A. Fischer **Martin A. Fischer**	Director	March 29, 2007
/s/ Moses Marx **Moses Marx**	Director	March 29, 2007
/s/ Randolph B. Stockwell **Randolph B. Stockwell**	Director	March 29, 2007

BERKSHIRE BANCORP INC.

THE PEOPLE AT THE BERKSHIRE BANK THAT PUT YOUR INTEREST FIRST

Moses Marx	Chairman of the Board of Directors
Moses Krausz	President and Chief Executive Officer
David W. Lukens, Jr.	Executive Vice President and Chief Financial Officer
Stanley Wong	Senior Vice President and Chief Risk Officer
Rolland B. Peacock, III	Senior Vice President
Syed Ali	Vice President
Patrick B. Dennehy	Vice President
Avram J. Gutmann	Vice President
Peter H. Kim	Vice President
Dan Kimchi	Vice President
Ira Mermelstein	Vice President
Allison Powell	Vice President
Jonathan S. Redner	Vice President
Thomas W. Wren	Vice President
Moshe Zucker	Vice President
Susan Amatucci	Assistant Vice President
Esther Azizov	Assistant Vice President
Paul S. Buenafe	Assistant Vice President
William Corbett	Assistant Vice President
Fred Darretta	Assistant Vice President
Jeanette Kahan	Assistant Vice President
Michael Langer	Assistant Vice President
Gerald T. Loughren	Assistant Vice President
Nelli Melamed	Assistant Vice President
Frank Pugliese	Assistant Vice President
Allison Reardon	Assistant Vice President
Rosita Sanchez	Assistant Vice President
Marguerite Savino	Assistant Vice President
Thomas Silecch	Assistant Vice President
Chani Sperlin-Simchon	Assistant Vice President
Claire Simonetti	Assistant Vice President
Elizabeth Vivier	Assistant Vice President
Miriam Walfish	Assistant Treasurer
Alan J. Rubinstein	Counsel

Head Office
East 39th Street
New York, NY 10016
Tel: 212.802.1000
Fax: 212.481.0815

Telephone Banking
212.785.7878

Website
www.berkbank.com

Mortgage & Loan Department
718.437.9090

Berkshire 1031
Exchange Services
212.802.1020

Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
800.937.5449

Stock Exchange Listing
Nasdaq Global
Ticker Symbol "BERK"

END